Filed Pursuant To Rule 424(b)3
Registration No. 333-133785
PROSPECTUS
$278,743,000
THE GOODYEAR TIRE & RUBBER COMPANY
4.00% Convertible Senior Notes due June 15, 2034
and Shares of Common Stock Issuable Upon Conversion of the Senior Notes

        This prospectus covers resales by selling security holders identified herein of our 4.00% convertible senior notes due June 15, 2034 and shares of our common stock into which the notes are convertible. We will not receive any proceeds from the resale of the notes or the shares of common stock hereunder.
      The notes will mature on June 15, 2034. You may convert your notes into shares of our common stock at a conversion rate of 83.0703 shares of common stock per $1,000 principal amount of notes (subject to adjustment in certain events), which is equivalent to a conversion price of approximately $12.04 per share, under the following circumstances: (1) during specified periods, if the closing sale price of our common stock reaches, or the trading price of the notes falls below, specified levels described in this prospectus; (2) if we call the notes for redemption; (3) if specified corporate transactions occur; or (4) if a fundamental change occurs. Upon conversion, we may at our option choose to deliver, in lieu of our common stock, cash or a combination of cash and common stock as described in this prospectus.
      We will pay interest on the notes on June 15 and December 15 of each year. The notes will be issued only in denominations of $1,000 and integral multiples of $1,000.
      On or after June 20, 2008, we have the option to redeem all or a portion of the notes that have not been previously converted at redemption prices set forth in this prospectus. On June 15 of each of 2011, 2014, 2019, 2024 and 2029, or upon a designated event as described in this prospectus, you have the option to require us to repurchase all or a portion of your notes at 100% of the principal amount, plus accrued and unpaid interest to the date of repurchase, plus, in the case of certain designated events as described in this prospectus, a make-whole premium determined as described in this prospectus.
      The notes will be evidenced by a global note deposited with a custodian for and registered in the name of a nominee of The Depository Trust Company. Except as described in this prospectus, beneficial interests in the global note will be shown on, and transfers thereon will be effected only through, records maintained by The Depository Trust Company and its direct and indirect participants.
      The notes are senior, unsecured obligations that rank equally with our existing and future unsecured and unsubordinated indebtedness. See “Description of Notes — Ranking.”
      Prior to this offering, the notes have been eligible for trading on The PORTALsm Market of the National Association of Securities Dealers, Inc. Notes sold by means of this prospectus are not expected to remain eligible for trading on The PORTAL Market. We do not intend to list the notes for trading on any national securities exchange or on the Nasdaq Stock Market.
      Our common stock trades on the New York Stock Exchange under the symbol “GT.” The last reported sales price on May 3, 2006 was $14.27 per share.
       See “Risk Factors” on page 6 of this prospectus to read about factors you should consider before purchasing the notes or our common stock.
       Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful and complete. Any representation to the contrary is a criminal offense.
The date of this prospectus is May 4, 2006.

      YOU SHOULD RELY ONLY ON THE INFORMATION PROVIDED IN THIS PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH DIFFERENT INFORMATION. WE ARE NOT MAKING AN OFFER OR SOLICITING A PURCHASE OF THESE SECURITIES IN ANY JURISDICTION IN WHICH THE OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING THE OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANYONE TO WHOM IT IS UNLAWFUL TO MAKE THE OFFER OR SOLICITATION.

ABOUT THIS PROSPECTUS
      This prospectus is part of a registration statement we filed with the Securities and Exchange Commission, or SEC, using a “shelf” registration process. Under this shelf registration process, the selling security holders may, from time to time, offer notes or shares of our common stock issued upon conversion of the notes owned by them. Each time the selling security holders offer notes or common stock under this prospectus, they are required to provide to potential purchasers a copy of this prospectus and, if applicable, a copy of a prospectus supplement. You should read both this prospectus and, if applicable, any prospectus supplement together with the information incorporated by reference in this prospectus. See “Where You Can Find More Information; Documents Incorporated By Reference” for more information.

Forward-Looking Information — Safe Harbor Statement
      Certain information set forth herein (other than historical data and information) may constitute forward-looking statements regarding events and trends that may affect our future operating results and financial position. The words “estimate,” “expect,” “intend” and “project,” as well as other words or expressions of similar meaning, are intended to identify forward-looking statements. You are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date of this prospectus. Such statements are based on current expectations and assumptions, are inherently uncertain, are subject to risks and should be viewed with caution. Actual results and experience may differ materially from the forward-looking statements as a result of many factors, including:

•	Although we recorded net income in 2004 and 2005, we cannot provide assurance that we will be able to achieve or sustain future profitability. Our future profitability is dependent upon, among other things, our ability to successfully implement our cost reduction strategies;

•	we face significant global competition, increasingly from lower cost manufacturers, and our market share could decline;

•	our pension plans are significantly underfunded and our required contributions to those plans are substantial. Proposed U.S. legislation affecting pension plan funding could result in the need for additional cash payments by us into our U.S. pension plans and increase the insurance premiums we pay to the Pension Benefit Guaranty Corporation;

•	higher raw material and energy costs may materially adversely affect our operating results and financial condition;

•	continued pricing pressures from vehicle manufacturers may materially adversely affect our business;

•	our financial position, results of operations and liquidity could be materially adversely affected if we experience a labor strike, work stoppage or other similar difficulty;

•	pending litigation relating to our 2003 restatement could have a material adverse effect on our financial condition;

•	our long-term ability to meet current obligations and to repay maturing indebtedness, is dependent on our ability to access capital markets in the future and to improve our operating results;

•	we have a substantial amount of debt, which could restrict our growth, place us at a competitive disadvantage or otherwise materially adversely affect our financial health;

•	any failure to be in compliance with any material provision or covenant of our secured credit facilities and the indenture governing our senior secured notes could have a material adverse effect on our liquidity and our operations;

•	our secured credit facilities limit the amount of capital expenditures that we may make;

•	our variable rate indebtedness subjects us to interest rate risk, which could cause our debt service obligations to increase significantly;

•	we may incur significant costs in connection with product liability and other tort claims;

•	our reserves for product liability and other tort claims and our recorded insurance assets are subject to various uncertainties, the outcome of which may result in our actual costs being significantly higher than the amounts recorded;

•	we may be required to deposit cash collateral to support an appeal bond if we are subject to a significant adverse judgment, which may have a material adverse effect on our liquidity;

•	we are subject to extensive government regulations that may materially adversely affect our operating results;

ii

•	our international operations have certain risks that may materially adversely affect our operating results;

•	we have foreign currency translation and transaction risks that may materially adversely affect our operating results;

•	the terms and conditions of our global alliance with Sumitomo Rubber Industries, Ltd. (SRI) provide for certain exit rights available to SRI in 2009 or thereafter, upon the occurrence of certain events, which could require us to make a substantial payment to acquire SRI’s interest in certain of our joint venture alliances (which include much of our operations in Europe);

•	if we are unable to attract and retain key personnel, our business could be materially adversely affected; and

•	we may be impacted by economic and supply disruptions associated with global events including war, acts of terror, civil obstructions and natural disasters.
      It is not possible to foresee or identify all such factors. We will not revise or update any forward-looking statement or disclose any facts, events or circumstances that occur after the date hereof that may affect the accuracy of any forward-looking statement.

iii

Summary
      The following summary contains basic information about this offering. It may not contain all of the information that is important to you and it is qualified in its entirety by the more detailed information included in this prospectus. You should carefully consider the information contained in the entire prospectus, including the information set forth under the heading “Risk Factors” in this prospectus. In addition, certain statements include forward-looking information that involves risks and uncertainties. See “Forward-looking Information — Safe Harbor Statement.”
      In this prospectus, “Goodyear,” “Company,” “we,” “us,” and “our” refer to The Goodyear Tire & Rubber Company and its subsidiaries on a consolidated basis, except as otherwise indicated.
The Company
      We are one of the world’s leading manufacturers of tires and rubber products, engaging in operations in most regions of the world. Our 2005 net sales were $19.7 billion and our net income for 2005 was $228 million. Together with our U.S. and international subsidiaries and joint ventures, we develop, manufacture, market and distribute tires for most applications. We also manufacture and market several lines of power transmission belts, hoses and other rubber products for the transportation industry and various industrial and chemical markets, and rubber-related chemicals for various applications. We are one of the world’s largest operators of commercial truck service and tire retreading centers. In addition, we operate more than 1,800 tire and auto service center outlets where we offer our products for retail sale and provide automotive repair and other services. We manufacture our products in more than 100 facilities in 29 countries, and we have marketing operations in almost every country around the world. We employ approximately 80,000 associates worldwide.
Our Principal Executive Offices
      We are an Ohio corporation, organized in 1898. Our principal executive offices are located at 1144 East Market Street, Akron, Ohio 44316-0001. Our telephone number is (330) 796-2121.

The Notes
      The following summary contains basic information about the notes and is not intended to be complete. For a more complete understanding of the notes, please refer to the section entitled “Description of the Notes” in this prospectus.

Issuer	The Goodyear Tire & Rubber Company, an Ohio corporation.

Notes	$350,000,000 aggregate principal amount of 4.00% Convertible Senior Notes due 2034, of which $278,743,000 aggregate principal amount may be offered pursuant to this prospectus.

Issue Price	100% of the principal amount of each note, plus accrued interest, if any, from July 2, 2004.

Maturity	June 15, 2034 unless earlier redeemed, repurchased or converted.

Ranking	The notes are our senior, unsecured obligations and rank equal in right of payment with all of our other unsecured and unsubordinated indebtedness. At December 31, 2005, our consolidated senior secured indebtedness, including capital leases, totaled approximately $3.0 billion and our consolidated senior unsecured indebtedness totaled approximately $2.4 billion. The notes are not guaranteed by any of our subsidiaries and, accordingly, the notes are structurally subordinated to the existing and future indebtedness and other liabilities of our subsidiaries. At December 31, 2005, the total subsidiary liabilities, including guarantees of our indebtedness, was approximately $8.2 billion.

Make Whole Premium	If a “fundamental change” that is a “change of control” (each as defined below under “Description of the Notes — Designated Event Permits Holders to Require Us to Purchase Notes”) becomes effective on or prior to June 15, 2011, holders of notes will be entitled to a make whole premium upon the repurchase of notes as described below under “Description of the Notes — Designated Event Permits Holders to Require Us to Purchase Notes” and upon the conversion of notes as described below under “Description of the Notes — Conversion in Connection with a Fundamental Change.” We may satisfy the make whole premium solely in shares of our common stock (other than cash paid in lieu of fractional shares) or in the same form of consideration into which shares of our common stock have been converted in connection with the change of control. The amount of the make whole premium, if any, will be based on the “stock price” (as defined below under “Description of the Notes — Determination of Make Whole Premium”) and the effective date of the fundamental change. A description of how the make whole premium will be determined and tables illustrating the make whole premium that would apply in different circumstances is provided under “Description of the Notes — Determination of Make Whole Premium.” Holders will not be entitled to the make whole premium if the stock price is less than $9.26 (subject to adjustment).

Interest	4.00% per year on the principal amount, payable semiannually in arrears on each June 15 and December 15.

Conversion Rights	The notes are convertible at the option of the holder, prior to the close of business on the maturity date, under any of the following circumstances:

•	on any business day in any fiscal quarter commencing prior to the maturity date, if the last reported sale price of our common stock for at least 20 trading days in the 30 consecutive trading-day period ending on the 11th trading day of such fiscal quarter is greater than 120% of the applicable conversion price per share of our common stock on such 11th trading day; or

•	on any business day after June 15, 2029 and through the business day immediately preceding the maturity date, if the last reported sale price of our common stock on any trading date after June 15, 2029 is greater than 120% of the applicable conversion price per share of our common stock on such trading day; or

•	at any time prior to June 15, 2029, during the five consecutive business day period following any five consecutive trading day period in which the trading price per $1,000 principal amount of notes for each day of that trading period was less than 98% of the product of the last reported sale price of our common stock on such corresponding trading day and the applicable conversion rate;

•	if we have called the notes for redemption; or

•	upon the occurrence of specified corporate events described under “Description of the Notes — Conversion upon Specified Corporate Transactions” and “— Conversion in Connection with a Fundamental Change.”

For each $1,000 original principal amount of notes surrendered for conversion, you will receive 83.0703 shares of our common stock. This represents an initial conversion price of approximately $12.04 per share of common stock. As described in this prospectus, the conversion rate may be adjusted for certain reasons, but it will not be adjusted for accrued and unpaid interest. Except as otherwise described in this prospectus, you will not receive any payment representing accrued and unpaid interest upon conversion of a note.

Upon conversion, we will have the right to deliver, in lieu of shares of our common stock, cash or a combination of cash and shares of our common stock. See “Description of the Notes — Conversion Rights.”

Redemption of Notes at Our Option	On or after June 20, 2008, we may redeem for cash all or a portion of the notes at any time, upon not less than 30 nor more than 60 days’ prior notice, at redemption prices described in this prospectus, plus accrued but unpaid interest to but excluding the redemption date. See “Description of the Notes — Optional Redemption.”

Purchase of Notes at Your Option	Holders of the notes will have the right to require us to purchase all or a portion of their notes on each June 15 of 2011, 2014, 2019, 2024 and 2029, each of which we refer to as a purchase date. In each case, we will pay a purchase price equal to 100% of the principal amount of the notes to be purchased, plus any accrued and unpaid interest to but excluding the purchase date. See “Description of the Notes — Purchase of Notes by Us at the Option of the Holders.”

Purchase of Notes Upon a Designated Event	If we undergo a “designated event,” (as defined below under “Description of Notes — Designated Event Permits Holders to Require Us to Purchase Notes”) holders will have the right, at their option, to require us to purchase all of their notes or any portion of the principal amount thereof that is equal to $1,000 or an integral multiple of $1,000. The purchase price we are required to pay is equal to 100% of the principal amount of the notes to be purchased plus accrued and unpaid interest to but excluding the designated event repurchase date, plus, in the case of a fundamental change that is a change of control, a make whole premium, if any, as described above. See “Description of the Notes — Designated Event Permits Holders to Require Us to Purchase Notes.”

Use of Proceeds	We will not receive any proceeds from the sale by any selling security holder of the notes or the common stock issuable upon conversion thereof.

Events of Default	The following will be events of default under the indenture for the notes:

•	we fail to pay principal of, or premium (if any) on, any of the notes when due at maturity, upon redemption, required repurchase or otherwise;

•	we fail to pay interest on the notes when due and payable and that default continues for a period of 30 days;

•	we fail to convert notes into shares of common stock upon exercise of a holder’s conversion right and that default continues for a period of 10 days;

•	we fail to comply with or observe in any material respect any of the other covenants or agreements in the indenture for 60 days after written notice;

•	we fail to pay any indebtedness (other than indebtedness owing to the Company or a significant subsidiary) within any applicable grace period after final maturity or the acceleration of any such indebtedness by the holders thereof because of a default if the total amount of such indebtedness unpaid or accelerated exceeds $50.0 million or its foreign currency equivalent;

•	the rendering of any final nonappealable judgment or decree (not covered by insurance) for the payment of money in excess of $50.0 million or its foreign currency equivalent (treating any deductibles, self-insurance or retention as not so covered) against the Company or a significant subsidiary if such final judgment or decree remains outstanding and is not satisfied, discharged or waived within a period of 60 days following such judgment;

•	we fail to give notice of the right to require us to repurchase notes following the occurrence of a designated event within the time required to give such notice; and

•	certain events of bankruptcy, insolvency or reorganization affecting the Company or a significant subsidiary. See “Description of the Notes — Events of Default and Remedies.”

Book Entry Form	The notes were issued in book-entry form and are represented by permanent global certificates deposited with a custodian for and registered in the name of a nominee of The Depository Trust Company, commonly known as DTC, in New York, New York. Beneficial interest in any of the notes are shown on, and transfers are effected only through, records maintained by DTC and its direct and indirect participants and any such interest may not be exchanged for certificated notes, except in limited circumstances. See “Book-Entry System.”

Trading	The notes will not be listed on any securities exchange or included in any automated quotation system. Our common stock is traded on the New York Stock Exchange under the symbol “GT.”

Risk Factors
      You should carefully consider the risks described below and other information contained in this prospectus before making an investment decision. Additional risks and uncertainties not presently known to us, or that we currently deem immaterial, may also impair our business operations. Any of the events discussed in the risk factors below may occur. If they do, our business, results of operations or financial condition could be materially adversely affected. In such an instance, the trading price of our securities could decline, and you might lose all or part of your investment.
Risks Relating to Our Business

It is uncertain whether we will successfully implement the turnaround strategy for our North American Tire segment.
      We are in the process of implementing a turnaround strategy for our North American Tire Segment. Based in part on successes in implementing this strategy, North American Tire had positive segment operating income in 2004 and 2005, after recording operating losses in the previous two years. Additional progress in implementing the turnaround strategy is needed, however, to enable the North American Tire business segment to continue to achieve and maintain profitability.
      The ability of the North American Tire Segment to achieve and maintain profitability may be hampered by trends that continue to negatively affect the business, including industry overcapacity, which limits pricing power, increased competition from low-cost manufacturers and uncertain economic conditions in the United States. In addition, our North American Tire Segment has been, and may continue to be negatively affected by higher than expected raw materials and energy costs, weakness in the domestic auto industry, as well as the continuing burden of legacy pension and postretirement benefit costs. The success of our turnaround strategy is dependent, in part, on our ability to address and manage these costs as well as the costs associated with operating our manufacturing facilities in North America and to implement productivity improvements in these facilities.
      The success of the turnaround strategy is also dependent on North American Tire’s ability to continue to improve the proportion, or mix, of higher margin tires it sells. In order to continue this improvement, North American Tire must be successful in marketing and selling products that offer higher margins such as the Assurance and Fortera lines of tires and in developing additional higher margin tires that achieve broad market acceptance. Other initiatives that may impact our turnaround effort include our ability to successfully expand into the truck service business and to continue our selective fitment strategy with our OE customers.
      We cannot assure that our turnaround strategy will be successful. If our turnaround strategy is not successful, we may not be able to achieve or sustain future profitability, which would impair our ability to meet our debt and other obligations and would otherwise negatively affect our financial condition and operations.

We face significant global competition and our market share could decline.
      New tires are sold under highly competitive conditions throughout the world. We compete with other tire manufacturers on the basis of product design, performance, price, reputation, warranty terms, customer service and consumer convenience. On a worldwide basis, we have two major competitors, Bridgestone (based in Japan) and Michelin (based in France), that dominate the markets of the countries in which they are based and are aggressively seeking to maintain or improve their respective shares of the North American, European, Latin American and other world tire markets. Other significant competitors include Continental, Cooper Tire, Pirelli, Toyo, Yokohama, Kumho, Hankook and various regional tire manufacturers. Our competitors produce significant numbers of tires in low-cost markets. We are limited by our master contract with the United Steelworkers (USW) in our ability to shift production of certain products from U.S. facilities to low-cost markets and our credit agreements limit the amount of capital expenditures we may make. Our ability to compete successfully will depend, in significant part, on our ability to reduce costs by such means as reduction of excess capacity, leveraging global purchasing, improving productivity, elimination of redundancies and increasing production at low-cost supply sources. If we are unable to compete successfully, our market share may decline, materially adversely affecting our results of operations and financial condition.

Our pension plans are significantly underfunded and our required contributions to these plans are expected to increase.
      The unfunded amount of the projected benefit obligation for our U.S. and non-U.S. pension plans was $2 billion and $1 billion at December 31, 2005, respectively. Our funding obligations for our U.S. plans are governed by the Employee Retirement Income Security Act of 1974, or ERISA. In 2005, we met or exceeded our required funding obligations for these plans under ERISA. Estimates of the amount and timing of our future funding obligations are based on various assumptions. These include assumptions concerning, among other things, the actual and projected market performance of the pension plan assets; interest rates on long-term obligations; statutory requirements; and demographic data for pension plan participants. The amount and timing of our future funding obligations also depend on whether we elect to make contributions to the pension plans in excess of those required under ERISA, as such voluntary contributions could reduce or defer our future funding obligations.
      At the end of 2005, interest rate relief measures relating to the calculation of pension funding obligations expired. Since new legislation has not yet been enacted, the interest rate reverted to a 30-year U.S. Treasury bond basis beginning in 2006 and we estimate that we will be required to contribute approximately $700 million to $750 million to our domestic pension plans in 2006 under this basis. If new legislation is enacted in 2006, we expect that the interest rate used for 2006 will be based on a corporate bond basis. Using an estimate of these rates would result in estimated required contributions to our domestic pension plans in 2006 of $550 million to $600 million. For more information on the calculation of our estimated domestic pension plan contributions, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Commitments and Contingent Liabilities” in our Annual Report on Form 10-K for the year ended December 31, 2005. The anticipated funding obligations under our pension plans for 2007 and thereafter cannot be reasonably estimated at this time because of the current uncertainty around pension reform legislation. Pension reform legislation before Congress would replace the interest rate used to calculate pension funding obligations starting in 2007, require more rapid funding of underfunded plans, restrict the use of techniques that reduce funding volatility, and limit pension increases in underfunded plans. In addition, Congress has recently passed legislation increasing the insurance premiums charged by the Pension Benefit Guaranty Corporation. It is not possible to predict whether Congress will adopt pension reform legislation, or what form any final legislation might take. If legislation similar to the pending bills were enacted, it could materially increase our pension funding obligations and insurance premiums, and could limit our ability to negotiate pension increases for our union-represented employees. Nevertheless, we presently expect that our funding obligations under our pension plans in 2007 and subsequent years will be substantial and could have a material adverse impact on our liquidity.

Higher raw material and energy costs may materially adversely affect our operating results and financial condition.
      Raw material costs increased significantly over the past few years driven by increases in costs of oil and natural rubber. Market conditions may prevent us from passing these increased costs on to our customers through timely price increases. Additionally, higher raw material costs around the world may continue to hinder our ability to fully realize our turnaround strategy. As a result, higher raw material and energy costs could result in declining margins and operating results.

Continued pricing pressures from vehicle manufacturers may materially adversely affect our business.
      Approximately 28% of the tires we sell are sold to vehicle manufacturers for mounting as OE. Pricing pressure from vehicle manufacturers has been a characteristic of the tire industry in recent years. Many vehicle manufacturers have policies of seeking price reductions each year. Although we have taken steps to reduce costs and resist price reductions, current and future price reductions could materially adversely impact our sales and profit margins. If we are unable to offset continued price reductions through improved operating efficiencies and reduced expenditures, those price reductions may result in declining margins and operating results.

If we fail to extend or renegotiate our primary collective bargaining contracts with our labor unions as they expire from time to time, or if our unionized employees were to engage in a strike or other work stoppage, our business and operating results could be materially adversely affected.
      We are a party to collective bargaining contracts with our labor unions, which represent a significant number of our employees. In particular, our master collective bargaining agreement with the USW covers approximately 13,600 employees in the United States at December 31, 2005 and expires in July 2006. Although we believe that our relations with our employees are satisfactory, no assurance can be given that we will be able to successfully extend or renegotiate our collective bargaining agreements as they expire from time to time. If we fail to extend or renegotiate our collective bargaining agreements, if disputes with our unions arise, or if our unionized workers engage in a strike or other work stoppage, we could incur higher labor costs or experience a significant disruption of operations, which could have a material adverse effect on our business, financial position and results of operations.

Pending litigation relating to our 2003 restatement could have a material adverse effect on our financial position, cash flows and results of operation.
      At least 36 lawsuits were filed against us and certain of our current or former officers or directors following our October 2003 announcement regarding the restatement of our previously issued financial results. These actions have been consolidated into three separate actions in the United States District Court for the Northern District of Ohio. One of these consolidated actions, a purported securities class action alleging fraud, has been dismissed by the District Court. We intend to vigorously defend these lawsuits. However, we cannot currently predict or determine the outcome or resolution of these proceedings or the timing for their resolution, or reasonably estimate the amount, or potential range, of possible loss, if any. In addition to any damages that we may suffer, our management’s efforts and attention may be diverted from our ordinary business operations in order to address these claims. The final resolution of these lawsuits could have a material adverse effect on our financial position, cash flows and results of operation.

Our long-term ability to meet our obligations and to repay maturing indebtedness is dependent on our ability to access capital markets in the future and to improve our operating results.
      The adequacy of our liquidity depends on our ability to achieve an appropriate combination of operating improvements, financing from third parties, access to capital markets and asset sales. Although we completed a major refinancing of our senior secured credit facilities on April 8, 2005, issued $400 million in Senior unsecured notes in June 2005, and repaid our 6 3/8 % Euro Notes due 2005 upon maturity on June 6, 2005, we may undertake additional financing actions in the capital markets in order to ensure that our future liquidity requirements are addressed. These actions may include the issuance of additional equity.
      Our access to the capital markets cannot be assured and is dependent on, among other things, the degree of success we have implementing our North American Tire turnaround strategy. See “— It is uncertain whether we will successfully implement the turnaround strategy for our North American Tire segment.” Future liquidity requirements also may make it necessary for us to incur additional debt. A substantial portion of our assets is subject to liens securing our indebtedness. As a result, we are limited in our ability to pledge our remaining assets as security for additional secured indebtedness. Our failure to access the capital markets or incur additional debt in the future could have a material adverse effect on our liquidity and operations, and could require us to consider further measures, including deferring planned capital expenditures, reducing discretionary spending, selling additional assets and restructuring existing debt.

We have a substantial amount of debt, which could restrict our growth, place us at a competitive disadvantage or otherwise materially adversely affect our financial health.
      We have a substantial amount of debt. As of December 31, 2005, our debt (including capital leases) on a consolidated basis was approximately $5.4 billion. Our substantial amount of debt and other obligations could have important consequences. For example, it could:

•	Make it more difficult for us to satisfy our obligations;

•	Impair our ability to obtain financing in the future for working capital, capital expenditures, research and development, acquisitions or general corporate requirements;

•	Increase our vulnerability to general adverse economic and industry conditions;

•	Limit our ability to use operating cash flow in other areas of our business because we would need to dedicate a substantial portion of these funds for payments on our indebtedness;

•	Limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate; and

•	Place us at a competitive disadvantage compared to our competitors that have less debt.
      The agreements governing our debt, including our credit agreements, limit, but do not prohibit, us from incurring additional debt and we may incur a significant amount of additional debt in the future, including additional secured debt. If new debt is added to our current debt levels, our ability to satisfy our debt obligations may become more limited.
      Our ability to make scheduled payments on, or to refinance, our debt and other obligations will depend on our financial and operating performance, which, in turn, is subject to our ability to implement our turnaround strategy, prevailing economic conditions and certain financial, business and other factors beyond our control. If our cash flow and capital resources are insufficient to fund our debt service and other obligations, including required pension contributions, we may be forced to reduce or delay expansion plans and capital expenditures, sell material assets or operations, obtain additional capital or restructure our debt. We cannot assure you that our operating performance, cash flow and capital resources will be sufficient to pay our debt obligations when they become due. We cannot assure you that we would be able to dispose of material assets or operations or restructure our debt or other obligations if necessary or, even if we were able to take such actions, that we could do so on terms that were acceptable to us.

Any failure to be in compliance with any material provision or covenant of our debt instruments could have a material adverse effect on our liquidity and operations.
      The indentures and other agreements governing our secured credit facilities and secured notes and our other outstanding indebtedness impose significant operating and financial restrictions on us. These restrictions may affect our ability to operate our business and may limit our ability to take advantage of potential business opportunities as they arise. These restrictions limit our ability to, among other things:

•	Incur additional indebtedness and issue preferred stock;

•	Pay dividends and other distributions with respect to our capital stock or repurchase our capital stock or make other restricted payments;

•	Enter into transactions with affiliates;

•	Create or incur liens to secure debt;

•	Make certain investments;

•	Enter into sale/leaseback transactions;

•	Sell or otherwise transfer or dispose of assets;

•	Incur dividend or other payment restrictions affecting certain subsidiaries;

•	Use proceeds from the sale of certain assets; and

•	Engage in certain mergers or consolidations and transfers of substantially all assets.
      Our ability to comply with these covenants may be affected by events beyond our control, and unanticipated events could require us to seek waivers or amendments of covenants or alternative sources of financing or to reduce expenditures. We cannot assure you that such waivers, amendments or alternative financing could be obtained, or if obtained, would be on terms acceptable to us.
      Our first lien credit facility and European term loan and revolving credit facility require us to maintain certain specified thresholds of Consolidated EBITDA to Consolidated Interest Expense (as defined in each of the facilities). In addition, under these facilities, we are required not to permit our ratio of Consolidated Net Secured Indebtedness (net of cash in excess of $400 million) to Consolidated EBITDA to be greater than certain specified thresholds. These restrictions could limit our ability to plan for or react to market conditions or meet extraordinary capital needs or otherwise restrict capital activities.
      A breach of any of the covenants or restrictions contained in any of our existing or future financing agreements, including the financial covenants in our secured credit facilities, could result in an event of default under those agreements. Such a default could allow the lenders under our financing agreements, if the agreements so provide, to discontinue lending, to accelerate the related debt as well as any other debt to which a cross-acceleration or cross-default provision applies, and/or to declare all borrowings outstanding thereunder to be due and payable. In addition, the lenders could terminate any commitments they have to provide us with further funds. If any of these events occur, we cannot assure you that we will have sufficient funds available to pay in full the total amount of obligations that become due as a result of any such acceleration, or that we will be able to find additional or alternative financing to refinance any such accelerated obligations. Even if we obtain additional or alternative financing, we cannot assure you that it would be on terms that would be acceptable to us. Finally, we have agreed with the USW that if we do not remain in compliance with our prevailing principal bank financial covenants, we will seek a substantial private equity investment. Any such investor or investors could exercise influence over the management of our business and may have interests that conflict with the interests of our other investors.
      We cannot assure you that we will be able to remain in compliance with the covenants to which we are subject in the future and, if we fail to do so, that we will be able to obtain waivers from our lenders or amend the covenants.

Our capital expenditures may not be adequate to maintain our competitive position.
      Our capital expenditures are limited by our liquidity and capital resources and restrictions in our credit agreements. The amount Goodyear has available for capital spending is limited by the need to pay its other expenses and to maintain adequate cash reserves and borrowing capacity to meet unexpected demands that may arise. In addition, our credit facilities limit the amount of capital expenditures that we may make to $700 million in each year through 2010. The amounts of permitted capital expenditures may be increased with the proceeds of equity issuances. In addition, unused capital expenditures may be carried over into the next year. In 2005, capital expenditures as defined in our borrowing agreements totaled $621 million and are expected to increase to approximately $665 million in 2006. Capital expenditures as defined in our borrowing agreements do not include capitalized software and include non-cash capital lease transactions and, accordingly, differ from capital expenditures reported in our Consolidated Statements of Cash Flows. We believe that our ratio of capital expenditures to sales is lower than the comparable ratio for our principal competitors.
      Productivity improvements through process re-engineering, design efficiency and manufacturing cost improvements may be required to offset potential increases in labor and raw material costs and competitive price pressures. In addition, as part of our strategy to increase the percentage of tires sold in higher cost markets that are produced at our lower-cost production facilities, we may need to modernize or expand certain of those facilities. If we are unable to make sufficient capital expenditures, or to maximize the efficiency of the capital expenditures we do make, we may be unable to achieve productivity improvements, which may harm our competitive position.

Our variable rate indebtedness subjects us to interest rate risk, which could cause our debt service obligations to increase significantly.
      Certain of our borrowings, primarily borrowings under our credit facilities, are at variable rates of interest and expose us to interest rate risk. If interest rates increase, our debt service obligations on the variable rate indebtedness would increase even though the amount borrowed remained the same, which would require us to use more of our available cash to service our indebtedness. There can be no assurance that we will be able to enter into swap agreements or other hedging arrangements in the future, or that existing or future hedging arrangements will offset increases in interest rates. At December 31, 2005, we had $2,764 million of variable rate debt outstanding.

We may incur significant costs in connection with asbestos claims.
      We are among many defendants named in legal proceedings involving claims of individuals relating to alleged exposure to asbestos. At December 31, 2005, approximately 125,500 claims were pending against us alleging various asbestos-related personal injuries purported to have resulted from alleged exposure to asbestos in certain rubber encapsulated products or aircraft braking systems manufactured by us in the past or to asbestos in certain of our facilities. We expect that additional claims will be brought against us in the future. Our ultimate liability with respect to such pending and unasserted claims is subject to various uncertainties, including the following:

•	the number of claims that are brought in the future;

•	the costs of defending and settling these claims;

•	the risk of insolvencies among our insurance carriers;

•	the possibility that adverse jury verdicts could require us to pay damages in amounts greater than the amounts for which we have historically settled claims;

•	the risk of changes in the litigation environment or Federal and state law governing the compensation of asbestos claimants; and

•	the risk that the bankruptcies of other asbestos defendants may increase our costs.
      Because of the uncertainties related to such claims, it is possible that we may incur a material amount in excess of our current reserve for such claims. In addition, if any of the foregoing risks were to materialize, the resulting costs could have a material adverse impact on our liquidity, financial position and results of operations in future periods.

We may be required to deposit cash collateral to support an appeal bond if we are subject to a significant adverse judgment, which may have a material adverse effect on our liquidity.
      We are subject to various legal proceedings. If we wish to appeal any future adverse judgment in any of these proceedings, we may be required to post an appeal bond with the relevant court. We may be required to issue a letter of credit to the surety posting the bond. We may issue up to an aggregate of $700 million in letters of credit under our $1.5 billion U.S. first lien credit facility. As of December 31, 2005, we had $499 million in letters of credit issued under this facility. If we are subject to a significant adverse judgment and do not have sufficient availability under our credit facilities to issue a letter of credit to support an appeal bond, we may be required to pay down borrowings under the facilities or deposit cash collateral in order to stay the enforcement of the judgment pending an appeal. A significant deposit of cash collateral may have a material adverse effect on our liquidity. If we are unable to post cash collateral, we may be unable to stay enforcement of the judgment.

We are subject to extensive government regulations that may materially adversely affect our operating results.
      We are subject to regulation by the Department of Transportation and by the National Highway Traffic Safety Administration, or NHTSA, which have established various standards and regulations applicable to tires sold in the United States and tires sold in a foreign country that are identical or substantially similar to tires sold in the United States. NHTSA has the authority to order the recall of automotive products, including tires, having safety-related defects. NHTSA’s regulatory authority was expanded in November 2000 as a result of the enactment of the Transportation Recall Enhancement, Accountability, and Documentation Act, or TREAD Act. The TREAD Act imposes numerous requirements with respect to the early warning reporting of warranty claims, property damage claims, and bodily injury and fatality claims and also requires tire manufacturers, among other things, to conform with revised and more rigorous tire testing standards, once the revised standards are implemented. Compliance with the TREAD Act regulations will increase the cost of producing and distributing tires in the United States. In addition, while we believe that our tires are free from design and manufacturing defects, it is possible that a recall of our tires, under the TREAD Act or otherwise, could occur in the future. A substantial recall could have a material adverse effect on our reputation, operating results and financial position. Compliance with these and other Federal, state and local laws and regulations in the future may require a material increase in our capital expenditures and could materially adversely affect the Company’s earnings and competitive position.

Our international operations have certain risks that may materially adversely affect our operating results.
      Goodyear has manufacturing and distribution facilities throughout the world. The international operations are subject to certain inherent risks, including:

•	exposure to local economic conditions;

•	adverse changes in the diplomatic relations of foreign countries with the United States;

•	hostility from local populations and insurrections;

•	adverse currency exchange controls;

•	restrictions on the withdrawal of foreign investment and earnings;

•	withholding taxes and restrictions on the withdrawal of foreign investment and earnings;

•	labor regulations;

•	expropriations of property;

•	the potential instability of foreign governments;

•	risks of renegotiation or modification of existing agreements with governmental authorities;

•	export and import restrictions; and

•	other changes in laws or government policies.
      The likelihood of such occurrences and their potential effect on Goodyear vary from country to country and are unpredictable. Certain regions, including Latin America and Asia, are inherently more economically and politically volatile and as a result, our business units that operate in these regions could be subject to significant fluctuations in sales and operating income from quarter to quarter. Because a significant percentage of our operating income in recent years has come from these regions, adverse fluctuations in the operating results in these regions could have a disproportionate impact on our results of operations in future periods.

We have foreign currency translation and transaction risks that may materially adversely affect our operating results.
      The financial condition and results of operations of certain of our operating entities are reported in various foreign currencies and then translated into U.S. dollars at the applicable exchange rate for inclusion in our financial statements. As a result, the appreciation of the U.S. dollar against these foreign currencies has a negative impact on our reported sales and operating margin (and conversely, the depreciation of the U.S. dollar against these foreign currencies has a positive impact). For the fiscal year ended December 31, 2005, we estimate that foreign currency translation favorably impacted sales and segment operating income by approximately $210 million and $95 million, respectively, compared to the prior year. The volatility of currency exchange rates may materially adversely affect our operating results.

The terms and conditions of our global alliance with Sumitomo Rubber Industries, Ltd. (“SRI”) provide for certain exit rights available to SRI upon the occurrence of certain events, which could require us to make a substantial payment to acquire SRI’s interest in certain of their joint venture alliances.
      In 1999, we entered into a global alliance with SRI. Under the global alliance agreements, we acquired 75%, and SRI owned 25%, of Goodyear Dunlop Tires Europe B.V., which concurrently with the transaction acquired substantially all of SRI’s tire businesses in Europe and most of Goodyear’s tire businesses in Europe. We also acquired 75%, and SRI acquired 25%, of Goodyear Dunlop Tires North America, Ltd., a holding company that purchased SRI’s tire manufacturing operations in North America and certain of its primarily OE-related tire sales and distribution operations. In addition, we also acquired 25% of the capital stock of two newly-formed tire companies in Japan, as well as 51% of the capital stock of a newly-formed technology company and 80% of the capital stock of a newly-formed global purchasing company. SRI owns the balance of the capital stock in each of these companies. Under the Umbrella Agreement between us and SRI, SRI has the right to require us to purchase from SRI its ownership interests in the European and North American joint ventures in September 2009 if certain triggering events have occurred. In addition, the occurrence of certain other events enumerated in the Umbrella Agreement, including certain bankruptcy events or changes in control of Goodyear, could provide SRI with the right to require us to repurchase these interests immediately. While we have not done any current valuation of these businesses, our cost of acquiring an interest in these businesses in 1999 was approximately $1.2 billion. Any payment required to be made to SRI pursuant to an exit under the terms of the global alliance agreements could be substantial. We cannot assure you that our operating performance, cash flow and capital resources would be sufficient to make such a payment or, if we were able to make the payment, that there would be sufficient funds remaining to satisfy our other obligations. The withdrawal of SRI from the global alliance could also have other adverse effects on our business.

If we are unable to attract and retain key personnel our business could be materially adversely affected.
      Our business substantially depends on the continued service of key members of our management. The loss of the services of a significant number of members of our management could have a material adverse effect on our business. Our future success will also depend on our ability to attract and retain highly skilled personnel, such as engineering, marketing and senior management professionals. Competition for these employees is intense, and we could experience difficulty from time to time in hiring and retaining the personnel necessary to support our business. If we do not succeed in retaining our current employees and attracting new high quality employees, our business could be materially adversely affected.

Work stoppages or supply disruptions at our major OE customers could harm our business.
      Although sales to our OE customers account for less than 20% of our net sales, demand for our products in the OE segment and production levels at our facilities are directly related to automotive vehicle production. Automotive production can be affected by labor relations issues. Two of our largest OE customers have announced restructuring plans aimed at realigning their cost structure which include the negotiation with their respective unionized workforces. In addition, certain major OE suppliers are in financial distress and may attempt to seek significant concessions from their unionized workforces. The outcome of these labor relations matters is uncertain and it is possible that our OE customers could experience a work stoppage or a disruption in supply resulting from a work stoppage at an OE supplier. Such events may cause an OE customer to reduce or suspend vehicle production. In such an event, the affected OE customer could halt or significantly reduce purchases of our products, which would increase our production costs and harm our results of operations and financial condition.
Risks Relating to the Notes

The notes are unsecured and rank pari passu with our other senior debt; the notes are effectively subordinated to our secured debt and structurally subordinated to all liabilities of our subsidiaries.
      The notes rank pari passu with other senior debt of Goodyear, including our trade payables. The notes are not secured by any of our assets or those of our subsidiaries. As a result, the notes will be effectively subordinated to any secured debt we may incur. In any liquidation, dissolution, bankruptcy or other similar proceeding, holders of our secured debt may assert rights against any assets securing such debt in order to receive full payment of their debt before those assets may be used to pay the holders of the notes. At December 31, 2005, we had approximately $5.4 billion of total debt (including capital leases) on a consolidated basis, $3.0 billion of which is senior secured debt.
      Furthermore, our subsidiaries are separate and distinct legal entities and have no obligation, contingent or otherwise, to make payments on the notes or to make any funds available for that purpose. Holders of notes will not have any claims as a creditor against our subsidiaries. As a result, the notes will be structurally subordinated to all liabilities of our subsidiaries. Therefore, in the event of any bankruptcy, liquidation or reorganization of any subsidiary, the rights of the holders of the notes to participate in the assets of such subsidiary will rank behind the claims of that subsidiary’s creditors, including trade creditors (except to the extent we have a claim as a creditor of such subsidiary). The ability of our subsidiaries to pay dividends and make other payments to us may be restricted by, among other things, applicable corporate and other laws and regulations as well as agreements to which our subsidiaries may become a party. At December 31, 2005, the total subsidiary liabilities, including guarantees of our indebtedness, was approximately $8.2 billion.

We expect that the trading value of the notes will be significantly affected by the price of our common stock and other factors and our stock price may be volatile and could decline substantially.
      Because the notes are convertible into shares of our common stock, the market price of the notes is expected to be significantly affected by the market price of our common stock. This may result in greater volatility in the trading value of the notes than would be expected for nonconvertible debt securities we issue. From the beginning of 2002 to December 31, 2005, the reported high and low sales prices for our common stock ranged from a low of $3.35 per share to a high of $28.31 per share. The market price of our common stock will likely continue to fluctuate in response to factors including those listed elsewhere in this “Risk Factors” section, under the caption “Forward-looking Information — Safe Harbor Statement” and the following, many of which are beyond our control:

•	quarterly fluctuations in our operating and financial results;

•	changes in financial estimates and recommendations by financial analysts;

•	sales by investors who view notes as more attractive means for equity participation and hedging or arbitrage activity;

•	fluctuations in the stock price and operating results of our competitors;

•	our credit rating with major credit rating agencies;

•	the prevailing interest rates being paid by other companies similar to us;

•	other financing activity in which we may engage;

•	our financial condition, financial performance and future prospects;

•	the global threat of terrorism; and

•	the overall condition of the financial markets and the economy.
      The stock markets in general, including the New York Stock Exchange, have experienced substantial price and trading fluctuations. These fluctuations have resulted in volatility in the market prices of securities that often has been unrelated or disproportionate to changes in operating performance. These broad market fluctuations may adversely affect the market prices of our notes and our common stock.

The make whole premium on notes converted in connection with, or tendered for purchase upon, a change of control may not adequately compensate the holder for the lost option time value of notes.
      If a fundamental change that constitutes a change of control occurs on or prior to June 15, 2011, holders of notes will be entitled to a make whole premium in respect of notes converted in connection with, or (in certain circumstances) tendered for purchase upon, the change of control. The amount of the make whole premium will be determined based on the date on which the change of control becomes effective and the price paid per share of our common stock in the transaction constituting the change of control, as described below under “Description of the Notes — Determination of Make Whole Premium.”
      While the make whole premium is designed to compensate the holder of notes for the lost option time value of notes as a result of a change of control, the amount of the make whole premium is only an approximation of the lost value and may not adequately compensate the holder for such loss. In addition, if a change of control occurs after June 15, 2011 or if the price paid per share in the transaction constituting the change of control is less than $9.26 (subject to adjustment), no make whole premium entitlement will arise.

Conversion of the notes will dilute the ownership interests of existing stockholders.
      The conversion of some or all of the notes will dilute the ownership interest of our existing stockholders. Any sales in the public market of the common stock issuable upon such conversion could adversely affect prevailing market prices of our common stock. In addition, the existence of the notes may encourage short selling in our common stock by market participants which could depress the price of our common stock.

We may be unable to repay or repurchase the notes.
      At maturity, the entire outstanding principal amount of the notes will become due and payable by us. In addition, holders of the notes will have the right to require us to repurchase all or a portion of their notes on each June 15 of 2011, 2014, 2019, 2024 and 2029 or if a designated event, as defined in the indenture, occurs. See “Description of the Notes — Purchase of Notes by Us at the Option of the Holders” and “— Designated Event Permits Holders to Require Us to Purchase Notes.” A designated event would likely constitute an event of default and result in the acceleration of the maturity of our existing credit facilities. In addition, the repurchase of the notes upon a designated event may constitute an event of default under our then-existing debt instruments. We cannot assure you that we will have sufficient financial resources, or will be able to arrange financing, to pay the principal amount at maturity or the repurchase price in cash with respect to any notes tendered by holders for repurchase on any of these dates or upon a designated event. In addition, restrictions in our then-existing credit facilities or other indebtedness may not allow us to repay or repurchase the notes. Our failure to repay or repurchase the notes when required would result in an event of default with respect to the notes. Any such default, in turn, may cause a default under the terms of our other debt.

The notes are not protected by restrictive covenants.
      The indenture governing the notes does not contain any financial or operating covenants or restrictions on the payments of dividends, the incurrence of indebtedness or the issuance or repurchase of securities by us or any of our subsidiaries. Our ability to recapitalize, incur additional debt and take a number of other actions that are not limited by the terms of the notes could have the effect of diminishing our ability to make payments on the notes when due. The indenture also contains no covenants or other provisions to afford protection to holders of the notes in the event of a fundamental change involving us, except to the extent described under “Description of the Notes — Designated Event Permits Holders to Require Us to Purchase Notes.”

Shares eligible for public sale after this offering could adversely affect our stock price and in turn the market price of the notes.
      The future sale of a substantial number of our shares of common stock in the public market, or the perception that such sales could occur, could significantly reduce our stock price which, in turn, could adversely affect the market price of the notes. It could also make it more difficult for us to raise funds through equity offerings in the future.

An active trading market may not develop for the notes.
      We do not intend to list the notes on any securities exchange. As a result, we cannot ensure that any market for the notes will develop or, if one does develop, that it will be maintained. If an active market for the notes fails to develop or be sustained, the trading price of the notes could be materially and adversely affected and could trade at prices that may be lower than the initial offering price of the notes.
      In addition, the liquidity of the trading market for the notes, if any, and the market price quoted for the notes may be adversely affected by changes in interest rates in the market for comparable securities and by changes in our financial performance or prospects, as well as by declines in the prices of securities, or the financial performance or prospects of, similar companies.

The conditional conversion feature of the notes could result in you receiving less than the value of the common stock into which a note is convertible.
      The notes are convertible into shares of our common stock only if specified conditions are met. If the specific conditions for conversion are not met, you will not be able to convert your notes, and you may not be able to receive the value of the common stock into which the notes would otherwise be convertible.

If you hold notes, you will not be entitled to any rights with respect to our common stock, but you will be subject to all changes made with respect to our common stock.
      If you hold notes, you will not be entitled to any rights with respect to our common stock (including, without limitation, voting rights and rights to receive any dividends or other distributions on our common stock), but you will be subject to all changes affecting the common stock. You will only be entitled to rights on the common stock if and when we deliver shares of common stock to you upon conversion or required repurchase of your notes. For example, in the event that an amendment is proposed to our Code of Regulations or Articles of Incorporation requiring stockholder approval and the record date for determining the stockholders of record entitled to vote on the amendment occurs prior to your conversion of notes, you will not be entitled to vote on the amendment, although you will nevertheless be subject to any changes in the powers, preferences or special rights of our common stock or other classes of capital stock.

The conversion rate of the notes may not be adjusted for all dilutive events.
      The conversion rate of the notes is subject to adjustment for certain events, including but not limited to the issuance of stock dividends on our common stock, the issuance of rights or warrants, subdivisions, combinations, distributions of capital stock, indebtedness or assets, certain cash dividends and certain tender or exchange offers as described under “Description of the Notes — Conversion Rate Adjustments.” The conversion rate will not be adjusted for other events, such as a third party tender or exchange offer or an issuance of common stock for cash, that may adversely affect the trading price of the notes or the common stock. There can be no assurance that an event that adversely affects the value of the notes, but does not result in an adjustment to the conversion rate, will not occur.

Our corporate structure may materially adversely affect our ability to meet our debt service obligations under the notes.
      A significant portion of our consolidated assets is held by our subsidiaries. We have manufacturing and/or sales operations in most countries in the world, often through subsidiary companies. Our cash flow and our ability to service our debt, including the notes, depends on the results of operations of these subsidiaries and upon the ability of these subsidiaries to make distributions of cash to us, whether in the form of dividends, loans or otherwise. In recent years, our foreign subsidiaries have been a significant source of cash flow for our business. In certain countries where we operate, transfers of funds into or out of such countries are generally or periodically subject to various restrictive governmental regulations and there may be adverse tax consequences to such transfers. In addition, our debt instruments in certain cases place limitations on the ability of our subsidiaries to make distributions of cash to us. While the indenture limits our ability to enter into agreements that restrict our ability to receive dividends and other distributions from our subsidiaries, these limitations are subject to a number of significant exceptions, and we are generally permitted to enter into such instruments in connection with financing our foreign subsidiaries.

We may issue preferred stock whose terms could adversely affect the voting power or value of our common stock.
      Our Articles of Incorporation and Code of Regulations authorize us to issue, without the approval of our stockholders, one or more classes or series of preferred stock having such preferences, powers and relative, participating, optional and other rights, including preferences over our common stock respecting dividends and distributions, as our board of directors may determine. The terms of one or more classes or series of preferred stock could adversely impact the voting power or value of our common stock which the notes are convertible into thereby adversely affecting the value of the notes. For example, we might afford holders of preferred stock the right to elect some number of our directors in all events or on the happening of specified events or the right to veto specified transactions. Similarly, the repurchase or redemption rights or liquidation preferences we might assign to holders of preferred stock could affect the residual value of our common stock which the notes are convertible into, thereby adversely affecting the value of the notes.

Provisions of Ohio law and provisions in our Articles of Incorporation and Code of Regulations could delay or prevent a change in control of us, even if that change would be beneficial to our stockholders.
      We are incorporated under the laws of the State of Ohio. Ohio law imposes some restrictions on mergers and other business combinations between us and holders of 10% or more of our outstanding common stock. In addition, provisions in our Articles of Incorporation and Code of Regulations may have the effect, either alone or in combination with each other, of making more difficult or discouraging a business combination or an attempt to obtain control of Goodyear that is not approved by our board of directors, even if such combination would be beneficial to our stockholders. Since the notes are convertible into our common stock this could adversely affect the value of the notes.

Use of Proceeds
      The selling holders will receive all of the net proceeds of the resale of the notes and our common stock issuable upon conversion of the notes. We will not receive any of the proceeds from the resale of any of these securities.
Consolidated Ratio of Earnings to Fixed Charges
      The following table sets forth our consolidated ratio of earnings to fixed charges for each of the last five years and for the three months ended March 31, 2006.

							Three Months Ended
Year Ended December 31,							March 31, 2006

2005	2004	2003		2002	2001

2.05	1.72	—	(1)	1.16	—	(2)	2.22

(1)	Earnings for the year ended December 31, 2003 were inadequate to cover fixed charges. The coverage deficiency was $641.7 million.

(2)	Earnings for the year ended December 31, 2001 were inadequate to cover fixed charges. The coverage deficiency was $271.2 million.
      For purposes of calculating our ratio of earnings to fixed charges:
      Earnings consist of income (loss) before income taxes plus (i) amortization of previously capitalized interest, (ii) minority interest in net income of consolidated subsidiaries with fixed charges, (iii) proportionate share of fixed charges of investees accounted for by the equity method, and (iv) proportionate share of net loss of investees accounted for by the equity method, less (i) capitalized interest, (ii) minority interest in net loss of consolidated subsidiaries, and (iii) undistributed proportionate share of net income of investees accounted for by the equity method.
      Fixed charges consist of (i) interest, whether expensed or capitalized, (ii) amortization of debt discount, premium or expense, (iii) the interest portion of rental expense, and (iv) proportionate share of fixed charges of investees accounted for by the equity method.

Selling Security Holders
      We originally issued the notes to Goldman, Sachs & Co., Deutsche Bank Securities Inc. and, J.P. Morgan Securities Inc. as initial purchasers in a transaction exempt from the registration requirements of the Securities Act. The initial purchasers resold the notes in transactions exempt from the registration requirements of the Securities Act in reliance on Rule 144A under the Securities Act to persons reasonably believed by them to be qualified institutional buyers. A predecessor registration statement on Form S-1 (Registration No. 333-127918) was declared effective by the SEC on December 13, 2005. We believe that certain holders of the notes utilized such registration statements to effect offers and sales of the notes. The registration statement of which this prospectus is a part represents the successor to that predecessor registration statement, which has been withdrawn.
      The selling security holders identified below, including their transferees, pledgees, donees and successors, may from time to time offer and sell pursuant to this prospectus or a supplement hereto any or all of the notes of such selling security holder described below and the common stock into which such notes are convertible. Any selling security holder may also elect not to sell any notes or common stock issuable upon conversion of the notes held by it. Certain selling security holders identified below may already have sold, transferred or disposed of all or a portion of their notes or shares of common stock issuable upon conversion of the notes since the date on which they provided the information regarding their ownership of those securities included in this prospectus and other selling security holders identified below may have purchased such notes or shares of common stock issuable upon conversion of such notes. Only those notes and shares of common stock issuable upon conversion of the notes listed below or in any supplement hereto may be offered for resale by the selling holders pursuant to this prospectus.
      The following table sets forth recent information with respect to the selling security holders of the notes and the number of notes beneficially owned by each selling security holder that may be offered pursuant to this prospectus. We prepared this table based on information supplied to us by or on behalf of the selling holders. Because the selling security holders may offer all or only some portion of the notes or the common stock listed in the table, no estimate can be given as to the amount of those securities that will be held by the selling holders upon termination of any sales.

	Aggregate			Shares of
	Principal			Common Stock
	Amount of Notes	Shares of		Beneficially
	Beneficially	Common Stock	Shares of	Owned After
	Owned and	Beneficially	Common Stock	Completion of
Selling Holder	Offered	Owned(1)	Offered	the Offering(2)

AHFP Context(3)	300,000	24,921	24,921	0
Allstate Insurance Company(4)	750,000	72,803	62,303	10,500
Altma Fund Sicav Plc in respect of The Grafton Sub Fund(3)	400,000	33,228	33,228	0
Aristeia International Limited(5)	13,366,000	1,110,318	1,110,318	0
Aristeia Partners LP(6)	134,000	11,131	11,131	0
Citigroup Global Markets Inc.	1,063,000	88,304	88,304	0
CNH CA Master Account, L.P.(7)	17,750,000	1,474,498	1,474,498	0
Context Convertible Arbitrage Fund, LP(3)	1,850,000	153,680	153,680	0
Context Convertible Arbitrage Offshore, LTD(3)	5,350,000	444,426	444,426	0
D.E. Shaw Valence Portfolios, L.L.C.(8)	37,500,000	3,115,136	3,115,136	0
Deutsche Bank Securities Inc.	43,500,000	3,613,558	3,613,558	0
Ellington Overseas Partners, Ltd.(9)	1,000,000	83,070	83,070	0
Galleon Explorers Partners, L.P.(10)	32,000	2,658	2,658	0
Galleon Explorers Offshore, Ltd.(10)	128,000	10,633	10,633	0
Goldman, Sachs & Co.	50,000,000	5,339,593	5,339,593	0
Grace Convertible Arbitrage Fund, Ltd.(11)	2,000,000	166,141	166,141	0
HBMC LLC (12)	2,500,000	207,676	207,676	0

	Aggregate			Shares of
	Principal			Common Stock
	Amount of Notes	Shares of		Beneficially
	Beneficially	Common Stock	Shares of	Owned After
	Owned and	Beneficially	Common Stock	Completion of
Selling Holder	Offered	Owned(1)	Offered	the Offering(2)

Highbridge International LLC(13)	20,000,000	1,661,406	1,661,406	0
HSBC Investments (USA) Inc. A/ C HSBC Multi-Strategy Arbitrage Fund	1,000,000	83,070	83,070	0
Kamunting Street Master Fund, Ltd.(14)	12,500,000	1,038,379	1,038,379	0
KBC Financial Products USA, Inc.(15)	4,000,000	332,281	332,281	0
KDC Convertible Arbitrage Fund(16)	4,000,000	332,281	332,281	0
LDG Limited(17)	273,000	22,678	22,678	0
Lehman Brothers Inc.	2,000,000	166,141	166,141	0
Lyxor/ Context Fund LTD(3)	1,050,000	87,224	87,224	0
McMahan Securities Co. L.P.(18)	500,000	41,535	41,535	0
Morgan Stanley Convertible Securities Trust(19)	600,000	49,842	49,842	0
MSS Convertible Arbitrage Fund(20)	97,000	8,058	8,058	0
National Benefit Life Insurance Company(21)	4,000	332	332	0
Northern Income Equity Fund	6,000,000	498,422	498,422	0
Primerica Life Insurance Company(21)	38,000	3,157	3,157	0
Radcliffe SPC, Ltd. for and on behalf of the Class A Convertible Crossover Segregated Portfolio(22)	23,600,000	1,960,459	1,960,459	0
Sage Capital Management, LLC(23)	2,300,000	191,062	191,062	0
Shepard Investments International, Ltd.(24)	7,500,000	750,627	623,027	127,600
Sphinx Fund(20)	390,000	32,397	32,397	0
Stark International(24)	2,500,000	207,676	207,676	0
TQA Master Fund(20)	2,254,000	187,240	187,240	0
TQA Master Plus Fund(20)	1,196,000	99,352	99,352	0
UBS O’Connor LLC F/ B/ O O’Connor Global Convertible Arbitrage Master Limited	1,500,000	124,605	124,605	0
UFJ International PLC	100,000	8,307	8,307	0
Vicis Capital Master Fund(25)	1,000,000	83,070	83,070	0
Zurich Institutional Benchmark Master Fund(20)	790,000	65,626	65,626	0

(1)	The number of conversion shares shown in the table above assumes conversion of the full amount of notes held by such holder at the initial conversion rate of 83.0703 shares per $1,000 principal amount at maturity of notes. This conversion rate is subject to certain adjustments. Accordingly, the number of shares of common stock issuable upon conversion of the notes may increase or decrease from time to time.

(2)	Assumes all of the notes and shares of common stock issuable upon their conversion are sold in the offering.

(3)	Michael Rosen and William Fertig exercise voting or investment control over the notes owned by this selling security holder.

(4)	Allstate Insurance Company is a wholly-owned subsidiary of The Allstate Corporation.

(5)	Aristeia Capital LLC is the investment manager for Aristeia International Limited. Aristeia Capital LLC is jointly owned by Kevin Toner, Robert H. Lynch Jr., Anthony Franscella and Bill Techar.

(6)	Aristeia Advisors LLC is the investment manager for Aristeia Trading Partners LP. Aristeia Advisors LLC is jointly owned by Robert H. Lynch Jr., Kevin Toner, Anthony Franscella and Bill Techar.

(7)	CNH Partners, LLC is the investment advisor of the selling security holder with respect to the notes owned by this selling holder and has sole voting and dispositive power over the notes. The Investment Principals for the investment advisor are Robert Krail, Mark Mitchell and Todd Palvino.

(8)	D.E. Shaw & Co. L.P., as either managing member or investment adviser, has voting and investment control over any shares of Common Stock issuable upon conversion of the Notes owned by this selling shareholder. Julius Gaudio, Eric Wepsic, and Anne Dinning, or their designees exercise voting and investment control over the notes on D.E. Shaw & Co. L.P.’s behalf.

(9)	Ellington Management Group, LLC is the investment adviser of this selling security holder. Michael Vranos, as principal of Ellington Management Group, LLC, exercises voting or investment control over the notes owned by this selling security holder. Mr. Vranos disclaims beneficial ownership over the notes offered by this selling security holder except to the extent of any indirect ownership interest he may have in such notes through his economic participation in this selling security holder.

(10)	Raj Rajaratnam exercises voting or investment control over the notes owned by this selling security holder.

(11)	Bradford Whitmore and Michael Brailov exercise voting or investment control over the notes owned by this selling security holder.

(12)	Highbridge Capital Management, LLC (“Highbridge”) is the trading manager of HBMC LLC (“HBMC”) and consequently has voting control and investment discretion over securities held by HBMC. Glenn Dubin and Henry Swieca control Highbridge. Each of Highbridge, Glenn Dubin and Henry Swieca disclaims beneficial ownership of the securities held by HMBC.

(13)	Highbridge Capital Management, LLC (“Highbridge”) is the trading manager of Highbridge International LLC (“HIC”) and consequently has voting control and investment discretion over securities held by HCC. Glenn Dubin and Henry Swieca control Highbridge. Each of Highbridge, Glenn Dubin and Henry Swieca disclaims beneficial ownership of the securities held by HIC.

(14)	Allan Teh exercises voting or investment control over the notes owned by this selling security holder.

(15)	Alex Bezjian, Darren Carter, Jason Cuevas, Damir Delic, Luke Edwards, Jeff Engelberg, Dennis Fitzgerald, Thomas Korossy, Liming Kwan, Dan Lerner, Daniel McAloon, Brian Murphy, Eric Needleman, Timothy Quarnstrom, David Ricciardi, Quincy Scott, Rupen Soultanian, Mark Sullivan, John Tonzola, Tim Vaughan, Vincenzo Vigliotti, Richard Winter and Brandon Yarckin exercise voting or investment control over the notes owned by this selling security holder.

(16)	George Kellner exercises voting or investment control over the notes owned by this selling security holder.

(17)	TQA Investors LLC has sole investment power and shared voting power. Its members are: Robert Buttman, John Idone, George Esser, Paul Bucci and Bartholomew Tesoriero.

(18)	The executive committee that exercises voting or investment control over the notes owned by this selling security holder consists of Ronald Fertig, Jay Glassman, Joe Dwyer, D. Bruce McMahon, Scott Dillinger and Norman Ziegleb.

(19)	This selling security holder is a wholly-owned subsidiary of Morgan Stanley.

(20)	TQA Investors, LLC has sole investment power and shared voting power. Its members are: Robert Buttman, George Esser, John Idone, Paul Bucci, Bartholomew Tesoriero and Andy Anderson.

(21)	This selling security holder is a wholly-owned subsidiary of Citigroup, Inc.

(22)	Pursuant to an investment management agreement, RG Capital Management, L.P. (“RG Capital”) serves as the investment manager of Radcliffe SPC, Ltd.’s Class A Convertible Crossover Segregated Portfolio. RGC Management Company, LLC (“Management”) is the general partner of RG Capital. Steve Katznelson and Gerald Stahlecker serve as the managing members of Management. Each of RG Capital, Management and Messrs. Katznelson and Stahlecker disclaims beneficial ownership of the securities owned by Radcliffe SPC, Ltd. for and on behalf of the Class A Convertible Crossover Segregated Portfolio.

(23)	Peter deLisser exercises voting or investment control over the notes owned by this selling security holder.

(24)	Michael A. Roth and Brian J. Stark exercise voting or investment control over the notes owned by this selling security holder.

(25)	John Succo, Sky Lucas and Shad Stastney exercise voting or investment control over the notes owned by this selling security holder.

Plan of Distribution
      The notes and the common stock issuable upon conversion of the notes may be offered and sold from time to time to purchasers directly by the selling security holders. Alternatively, the selling security holders may from time to time offer those securities to or through underwriters, broker-dealers or agents, who may receive compensation in the form of underwriting discounts, concessions or commissions from the selling holders or the purchasers of the securities for whom they act as agents. The selling security holders and any underwriters, broker-dealers or agents that participate in the distribution of the securities may be deemed to be “underwriters” within the meaning of the Securities Act, and any profit on the sale of securities and any discounts, commissions, concessions or other compensation received by any underwriter, broker-dealer or agent may be deemed to be underwriting discounts and commissions under the Securities Act.
      The securities may be sold from time to time in one or more transactions at fixed prices, at prevailing market prices at the time of sale, at varying prices determined at the time of sale or at negotiated prices. The sale of the securities may be effected in transactions, which may involve crosses or block transactions:

•	on any national securities exchange or quotation service on which the securities may be listed or quoted at the time of sale;

•	in the over-the-counter market;

•	in transactions otherwise than on exchanges or in the over-the-counter market;

•	through the writing and exercise of options; or

•	through the settlement of short sales.
      In connection with the sale of the notes and the underlying common stock or otherwise, the selling security holders may enter into hedging transactions with broker-dealers or other financial institutions. These broker-dealers or financial institutions may in turn engage in short sales of the common stock in the course of hedging the positions they assume with selling security holders. The selling security holders may also sell the notes and the underlying common stock short and deliver these securities to close out such short positions, or loan or pledge the notes or the underlying common stock short and deliver these securities to close out such short positions, or loan or pledge the notes or the underlying common stock to broker-dealers that in turn may sell these securities.
      At the time a particular offering of the securities is made, if required, a prospectus supplement will be distributed, which will set forth the names of the selling security holders, the aggregate amount and type of securities being offered and the terms of the offering, including the name or names of any underwriters, broker-dealers or agents, any discounts, commissions and other terms constituting compensation from the selling security holders and any discounts, commissions or concessions allowed or reallowed to paid broker-dealers.
      To comply with the securities laws of some jurisdictions, if applicable, the securities will be offered or sold in some jurisdictions only through registered or licensed brokers or dealers. In addition, in some jurisdictions the securities may not be offered or sold unless they have been registered or qualified for sale in those jurisdictions or any exemption from registration or qualification is available and is complied with.
      The selling security holders and any other person participating in the distribution of securities will be subject to applicable provisions of the Securities Exchange Act and the rules and regulations under the Securities Exchange Act, including, without limitation, Regulation M of the Securities Exchange Act, which may limit the timing of purchases and sales of any of the offered securities by the selling security holders and any other person. Furthermore, Regulation M may restrict the ability of any person engaged in the distribution of the offered securities to engage in market-making activities with respect to the particular offered securities being distributed. Compliance with the Securities Exchange Act, as described in this paragraph, may affect the marketability of the offered securities and the ability of any person or entity to engage with respect to the offered securities.
      Broker-dealers or agents who participate in the sale of the notes and the underlying common stock will be deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act. The following selling security holders are underwriters within the meaning of the Securities Act: Citigroup Global Markets Inc.,

Deutsche Bank Securities, Inc., Goldman, Sachs & Co., KBC Financial Products USA, Inc., Lehman Brothers Inc. and McMahon Securities Co., L.P. None of the selling security holders who are affiliates of broker-dealers, other than the initial purchasers, purchased the securities outside of the ordinary course of business or, at the time of the purchase of the securities, had any agreements, plans or understandings, directly or indirectly, with any person to distribute the securities.
      Pursuant to a registration rights agreement, we have borne all fees and expenses incurred in connection with the registration of the notes and the common stock issuable upon conversion of the notes, except that selling security holders will pay all broker’s commissions and underwriting discounts and commissions, if any, in connection with any sales effected pursuant to this prospectus. The registration rights agreement provides that we will indemnify the selling security holders against some civil liabilities, including some liabilities under the Securities Act or the Securities Exchange Act or otherwise, or alternatively the selling security holders will be entitled to contribution in connection with those liabilities.

Description of the Notes
      The notes were issued under an indenture dated as of July 2, 2004, between us and Wells Fargo Bank, N.A., as trustee, which we refer to in this prospectus as the indenture. The notes and the shares of common stock issuable upon conversion of the notes are covered by a registration rights agreement. You may request a copy of the indenture and the registration rights agreement from the trustee.
      The following description is a summary of the material provisions of the notes and the indenture and does not purport to be complete. This summary is subject to and is qualified by reference to all the provisions of the notes and the indenture, including the definitions of certain terms used in the indenture. Wherever particular provisions or defined terms of the indenture or form of note are referred to, these provisions or defined terms are incorporated in this prospectus by reference. We urge you to read the indenture because it, and not this description, defines your rights as a holder of the notes.
      For purposes of this description, references to “the Company,” “Goodyear,” “we,” “our” and “us” refer only to The Goodyear Tire & Rubber Company and not to any of its subsidiaries.
General
      The Notes:

•	are general unsecured obligations of Goodyear and rank equally in right of payment with all of our other existing and future unsubordinated unsecured debt and prior to all of our subordinated debt;

•	are issued in an aggregate principal amount of $350 million;

•	will mature on June 15, 2034, unless earlier converted, purchased by us (whether at your option or upon a designated event (as defined below)) or redeemed;

•	accrue interest at a rate of 4.00% per year payable in cash on each June 15 and December 15, beginning December 15, 2004;

•	were issued in denominations of $1,000 and integral multiples of $1,000;

•	are represented by one or more registered notes in global form, but in certain limited circumstances may be represented by notes in definitive form;

•	are redeemable by us for cash, at our option, in whole or in part beginning on June 20, 2008 at the redemption prices set forth below under “— Optional Redemption,” plus accrued and unpaid interest (including liquidated damages, if any) to but excluding the redemption date;

•	are subject to repurchase by us for cash at the option of the holder on June 15 of 2011, 2014, 2019, 2024 and 2029, or upon a designated event; and

•	in the case of certain designated events, will entitle holders to a make whole premium upon the repurchase of notes as described below under “— Designated Event Permits Holders to Require Us to Purchase Notes” and upon the conversion of notes as described below under “— Conversion in Connection with a Fundamental Change.”
      You have the option, subject to fulfillment of certain conditions and during the periods described below, to convert your notes into our common stock initially at a conversion rate of 83.0703 shares of common stock per $1,000 principal amount of notes (subject to adjustment as described below). This conversion rate is equivalent to an initial conversion price of approximately $12.04 per share of common stock. Upon conversion of a note, you will receive only shares of our common stock and a cash payment to account for fractional shares. In lieu of delivering common stock upon conversion of all or any portion of the notes, we may elect to pay holders surrendering notes for conversion cash or any combination of cash and common stock as described herein. See “— Conversion Rights.”
      If any interest payment date, maturity date, redemption date, purchase date or repurchase date (including upon the occurrence of a designated event as described below) falls on a day that is not a business day, the required payment of principal, premium (if any) and interest will be made on the next succeeding business day with the same force and effect as if made on the date that the payment was due, and no interest will accrue on that payment for the period from and after the interest payment date, maturity date, redemption date, purchase date or repurchase date (including upon the occurrence of a designated event as described below), as the case may be, to that next succeeding business day. The term “business day” means, with respect to any note, any day other than Saturday, Sunday or other day on which banking institutions are not required by law or regulation to be open in the State of New York.
      We are not subject to any financial covenants under the indenture. In addition, we are not restricted under the indenture from paying dividends, incurring debt, securing our debt or issuing or repurchasing our securities.
      You are not afforded protection in the event of a highly leveraged transaction, or a change of control of us under the indenture, except to the extent described below under the caption “— Designated Event Permits Holders to Require Us to Purchase Notes” and “— Conversion in Connection with a Fundamental Change.”
      We do not intend to list the notes for trading on any national security exchange or on the Nasdaq Stock Market.
      When we refer to “common stock,” we mean the common stock, without par value, of The Goodyear Tire & Rubber Company.
Additional Notes
      We may, without the consent of the holders of the notes, increase the principal amount of the notes by issuing additional notes in the future on the same terms and conditions, except for any differences in the issue price and the interest accrued prior to the issue date of the additional notes. Any such additional notes will be fungible with the notes offered hereby and will have the same CUSIP numbers as the notes offered hereby. The notes offered by this prospectus and any additional notes would rank equally and ratably and would be treated as a single class for all purposes under the indenture, including with respect to waivers, amendments, redemptions and offers to purchase. No additional notes may be issued if any event of default has occurred with respect to the notes.
Ranking
      The notes are our general unsecured obligations and rank senior in right of payment to all existing and future debt that is expressly subordinated in right of payment to the notes. The notes rank equally in right of payment with all of our existing and future liabilities that are not so subordinated. The notes effectively rank junior to any of our secured indebtedness to the extent of the assets securing such indebtedness. In the event of our bankruptcy, liquidation, reorganization or other winding up, our assets that secure debt will be available to pay obligations from the notes only after all debt secured by such assets has been repaid in full from such assets. We advise you that there may not be sufficient assets remaining to pay amounts due on any or all the notes then outstanding.
      The indenture under which the notes were issued does not limit us or our subsidiaries from incurring additional indebtedness.
      As of December 31, 2005, we had approximately $4.5 billion of indebtedness (including capital leases) outstanding, of which $2.3 billion was senior secured indebtedness. None of our subsidiaries will guarantee our obligations under the notes. As such, the notes are structurally subordinated to all liabilities of our subsidiaries, which are distinct legal entities having no legal obligation to pay any amounts pursuant to the notes or to make funds available therefor. At December 31, 2005, the total subsidiary liabilities, including guarantees of our indebtedness, was approximately $8.2 billion, which would effectively rank senior to the notes.
Interest
      The notes accrue interest at a rate of 4.00% per annum from the most recent interest payment date to which interest has been paid or duly provided for on the unregistered notes, and any accrued and unpaid interest (including liquidated damages, if any) will be payable semi-annually in arrears on June 15 and December 15 of each year. Interest will be paid to the person in whose name a note is registered at the close of business on the June 1 or December 1 (any of which we refer to as a “record date”) immediately preceding the relevant interest payment date. However, in the case of a note redeemed by us at our option or repurchased upon the occurrence of a designated event, as described below, during the period from the applicable record date to, but excluding, the next succeeding interest payment date, accrued interest (including liquidated damages, if any) will be payable to the holder of the note redeemed or repurchased, and we will not be required to pay interest on such interest payment date in respect of any such note (or portion thereof). Interest is be computed on the basis of a 360-day year comprised of twelve 30-day months and, in the case of an incomplete month, the actual number of days elapsed. Interest payments for the notes include accrued interest from and including the date of issue or from and including the last date in respect of which interest has been paid, as the case may be, to, but excluding the related interest payment date or date of maturity, as the case may be.
Conversion Rights
      Subject to the conditions and during the periods described below, prior to the close of business on the maturity date of the notes (subject to prior redemption or repayment), you may convert all or some of your notes into shares of our common stock initially at a conversion rate of 83.0703 shares of common stock per $1,000 principal amount of notes, which is equivalent to an initial conversion price of approximately $12.04 per share of common stock. The conversion rate in effect at any given time will be subject to adjustment as described below. A note for which a holder has delivered a purchase notice or a notice requiring us to repurchase such note upon a designated event may be surrendered for conversion only if such notice is withdrawn three business days prior to the repurchase date and in accordance with the indenture. You may convert fewer than all of your notes so long as the notes converted are an integral multiple of $1,000 principal amount.
      Upon conversion, you will not receive any payment of interest (including liquidated damages, if any) unless such conversion occurs between a regular record date and the interest payment date to which it relates and you were the record holder on such record date, or unless included in the payment of a make whole premium (if any). We will not issue fractional shares of common stock upon conversion of notes. Instead, we will pay cash in lieu of fractional shares. Our delivery to you of the full number of shares of our common stock into which a note is convertible, or cash or a combination of cash and shares of common stock, including any cash payment for any fractional share, will be deemed to satisfy our obligation to pay:

•	the principal amount of the note; and

•	all accrued but unpaid interest (including liquidated damages, if any).
      As a result, accrued but unpaid interest (including liquidated damages, if any) will be deemed to be paid in full rather than cancelled, extinguished or forfeited. For a discussion of the tax treatment to you of receiving our common stock upon conversion. See “Certain United States Federal Income Tax Considerations.”
      Notwithstanding the preceding paragraph, if notes are converted after the close of business on a record date but prior to the opening of business on the next succeeding interest payment date, holders of such notes at the close of business on the record date will receive the interest (including liquidated damages, if any) payable on such notes on the corresponding interest payment date notwithstanding the conversion. Such notes, upon surrender for conversion, must be accompanied by funds equal to the amount of interest (including liquidated damages, if any) payable on the notes so converted; provided that no such payment need be made (1) if we have specified a redemption date that is after a record date and on or prior to the next interest payment date, (2) if we have specified a designated event repurchase date that is after a record date and on or prior to the next interest payment date, or (3) to the extent of any overdue interest (including liquidated damages, if any) if any overdue interest exists at the time of conversion with respect to such note.
      In the event any holder exercises its right to require us to purchase any notes on any purchase date, such holder’s conversion right with respect to such notes will terminate on the close of business on the relevant purchase date, unless we default on the payment due upon purchase of such notes or the holder elects to withdraw the submission of election to have such notes purchased. See “— Purchase of Notes by Us at the Option of the Holders.” In the event any holder exercises its right to require us to repurchase any notes upon a designated event, such holder’s conversion right with respect to such notes will terminate on the close of business on the designated event purchase date, unless we default on the payment due upon repurchase of such notes or the holder elects to withdraw the submission of election to have such notes repurchased. See “— Designated Event Permits Holders to Require Us to Purchase Notes.”

      To convert your note into common stock you must do the following:

•	complete and manually sign the conversion notice on the back of the note, or a facsimile of the conversion notice, and deliver this irrevocable notice to the conversion agent;

•	surrender the note to the conversion agent;

•	if required, furnish appropriate endorsements and transfer documents;

•	if required, pay all transfer or similar taxes; and

•	if required, pay funds equal to interest payable on the next interest payment date.
      The conversion date will be the date on which the note, the duly signed and completed notice of conversion, and any funds that may be required as described above shall have been so delivered. If your interest is a beneficial interest in a global note, to convert you must comply with the last three requirements listed above and comply with the depositary’s procedures for converting a beneficial interest in a global note. The note will be deemed to have been converted immediately prior to the close of business on the conversion date. A holder delivering a note for conversion will not be required to pay any taxes or duties payable in respect of the issue or delivery of common stock on conversion, but will be required to pay any tax or duty which may be payable in respect of any transfer involved in the issue or delivery of the common stock in a name other than the holder of the note. Certificates representing shares of common stock will not be issued or delivered unless all taxes and duties, if any, payable by the holder have been paid.
      Except as described below under “— Conversion in Connection with a Fundamental Change,” if you surrender your notes for conversion, we will have the right to deliver cash, shares of our common stock, or a combination of cash and shares of our common stock. We will inform the holders through the trustee no later than two trading days following the conversion date of our election to deliver shares of common stock or to pay cash in lieu of delivery of shares of common, unless we have already informed holders of our election in connection with our optional redemption of the notes as described below under “— Optional Redemption.” If we elect to deliver all of such payment in shares of common stock, the shares of common stock will be delivered through the trustee no later than the fifth trading day following the conversion date. If we elect to pay all or a portion of such payment in cash, the payment, including any delivery of shares of common stock, will be made to holders surrendering notes no later than the 15th trading day following the conversion date. If an event of default, as described below under “— Events of Default and Remedies” (other than a default in a cash payment upon conversion of the notes) has occurred and is continuing, we may not pay cash upon conversion of any notes (other than cash in lieu of fractional shares).
      If we elect to satisfy the entire conversion obligation with shares of our common stock, we will deliver to the holders a number of shares equal to (1) the aggregate principal amount of notes to be converted divided by $1,000, multiplied by (2) the applicable conversion rate.
      If we elect to satisfy the entire conversion obligation in cash, we will deliver to the holders cash in an amount equal to the product of:

•	a number equal to (1) the aggregate principal amount of notes to be converted divided by $1,000 multiplied by (2) the applicable conversion rate, and

•	the average of the last reported sale prices (as defined below) of our common stock for the ten consecutive trading days beginning on the third day after the conversion date (the “cash settlement averaging period”).
      If we elect to satisfy a fixed amount (but not all) of the conversion obligation per $1,000 principal amount of notes in cash, we will deliver to you (x) such fixed amount per $1,000 principal amount of notes (the “cash amount”) and (y) a number of shares of our common stock per $1,000 principal amount of notes equal to the sum, for each trading day of the cash settlement averaging period, of the greater of:

•	zero; and

•	a number of shares determined by the following formula:
(last reported sale price of our common stock on such trading day X applicable conversion rate) — the cash amount last reported sale price of our common stock on such trading day X number of trading days in the cash settlement averaging period
      We are not required to issue fractional shares of common stock upon conversion of notes and, in each case, in lieu of such fractional shares, we will pay a cash adjustment based upon the last reported sale price of our common stock during the trading day immediately preceding the conversion date.
      Our ability to pay holders cash in lieu of shares of common stock upon a conversion of the notes is prohibited under our existing credit facilities (the latest of which currently expires in March 2006) and may be prohibited or limited in the future by the terms of our borrowing agreements in effect from time to time. At any time prior to maturity, we may at our option elect, by notice to the trustee and the holders of the notes, that upon conversion of the notes at any time following the date of such notice, we shall be required to deliver cash in an amount at least equal to the principal amount of the notes converted. If we make this election, we will also be required to deliver cash only in connection with any principal value conversion pursuant to the trading price condition.
Conversion upon Satisfaction of Sale Price Condition
      You may surrender your notes for conversion into our common stock: (1) on any business day in any fiscal quarter commencing prior to the maturity date of the notes (and only during such fiscal quarter), if the last reported sale price of our common stock for at least 20 trading days during the period of 30 consecutive trading days ending on the eleventh trading day of such fiscal quarter is greater than 120% of the applicable conversion price per share of our common stock on such eleventh trading day (initially 120% of $12.04, or $14.45, which we refer to as the conversion trigger price) and (2) on any business day after June 15, 2029 (through the business day immediately prior to the maturity of the notes) if the last reported sale price of our common stock on any trading date after June 15, 2029 is greater than 120% of the applicable conversion trigger price. Upon surrender of notes for conversion, we will have the right to deliver, at our option, shares of our common stock, cash or a combination of cash and shares of our common stock.
      The “last reported sale price” of our common stock on any date means the closing sale price per share (or if no closing sale price is reported, the average of the last reported bid and asked prices or, if more than one in either case, the average of the average bid and the average asked prices) on that date as reported in composite transactions for the principal United States securities exchange on which our common stock is traded or, if our common stock is not listed on a United States national or regional securities exchange, as reported by the Nasdaq National Market. If our common stock is not listed for trading on a United States national or regional securities exchange and not reported by the Nasdaq National Market on the relevant date, the “last reported sale price” will be the last quoted bid price for our common stock in the over-the-counter market on the relevant date as reported by the National Quotation Bureau Incorporated or similar organization. If our common stock is not so quoted, we will determine the “last reported sale price” on the basis we consider appropriate.
Conversion Based on Trading Price of the Notes
      You also may surrender your notes for conversion during the five consecutive business day period following any five consecutive trading day period in which the “trading price” per $1,000 principal amount of notes for each day of that trading period, as determined following a request by a holder of notes in accordance with the procedures described below, was less than 98% of the product of the last reported sale price of our common stock on such corresponding trading day and the applicable conversion rate (the “trading price condition”). Upon surrender of notes for conversion, we will have the right to deliver, at our option, shares of our common stock, cash or a combination of cash and shares of our common stock.
      Notwithstanding the foregoing paragraph, if, on the date of any conversion pursuant to the trading price condition that is on or after June 15, 2029, the last reported sale price of our common stock on the trading day before the conversion date is greater than 100% but less than 120% of the conversion price, then holders surrendering notes for conversion will receive, in lieu of shares of our common stock (or cash or a combination of cash and shares of our common stock) based on the then applicable conversion rate, an amount in cash or common stock or a combination of cash and common stock, at our option, with a value equal to the principal amount of the notes being converted, plus accrued and unpaid interest (including liquidated damages, if any), as of the conversion date (a “principal value conversion”). Any common stock delivered upon a principal value conversion will be valued at the greater of the conversion price on the conversion date and the average of the last reported sale price of our common stock for a five trading day period starting on the third trading day following the conversion date of the notes.
      The “trading price” of the notes on any date of determination means the average of the secondary market bid quotations per $1,000 principal amount of notes obtained by the trustee (or another conversion agent obtained by us) for $2,000,000 principal amount of the notes at approximately 3:30 p.m., New York City time, on such determination date from three independent nationally recognized securities dealers we select, which may include one or more of the initial purchasers, provided that if at least three such bids cannot be reasonably obtained by the trustee (or another conversion agent obtained by us), but two such bids are obtained by the trustee (or another conversion agent obtained by us), then the average of the two bids shall be used, and if only one bid can be reasonably obtained by the trustee (or another conversion agent obtained by us), such one bid shall be used. If the trustee (or another conversion agent obtained by us) cannot reasonably obtain at least one bid for $2,000,000 principal amount of the notes from an independent nationally recognized securities dealer on any date, or in our reasonable judgment, the bid quotations are not indicative of the secondary market value of the notes on such date, then the trading price of the notes on such date will be deemed to be less than 98% of (a) the last reported sale price of our common stock on such date multiplied by (b) the conversion rate of the notes on the date of determination.
      In connection with any conversion upon satisfaction of the above trading price condition, the trustee (or other conversion agent appointed by us) shall have no obligation to determine the trading price of the notes unless we have requested such determination. We will have no obligation to make that request unless a holder of notes provides us with reasonable evidence that the trading price of the notes may be less than 98% of the last reported sale price of our common stock multiplied by the applicable conversion rate. At such time, we shall instruct the trustee or conversion agent, as the case may be, to determine the trading price of the notes beginning on the next trading day and on each successive trading day until, and only until, the trading price per $1,000 principal amount of notes on a trading day is greater than or equal to 98% of the average last reported sale prices of our common stock multiplied by the applicable conversion rate.
Conversion upon Notice of Redemption
      If we call any or all of the notes for redemption, you may surrender any of your notes that have been called for redemption for conversion at any time prior to the close of business on the second business day prior to the redemption date; provided that if we elect to redeem less than all of the notes, only those notes called for redemption may be converted. Upon surrender of notes for conversion after a redemption call, we will have the right to deliver, at our option, shares of our common stock, cash or a combination of cash and shares of our common stock. We will give notice of our election to pay cash in lieu of common stock in the notice of redemption.
Conversion upon Specified Corporate Transactions
      If we elect to:

•	distribute to all holders of our common stock certain rights entitling them to purchase, for a period expiring within 60 days after the date of the distribution, shares of our common stock at less than the last reported sale price of a share of our common stock on the trading day immediately preceding the declaration date of the distribution; or

•	distribute to all holders of our common stock, assets (including cash), debt securities or rights to purchase our securities, which distribution has a per share value as determined by our board of directors exceeding 5% of the last reported sale price of our common stock on the trading day immediately preceding the declaration date for such distribution, we must notify holders of the notes at least 20 business days prior to the ex-dividend date for such distribution. Once we have given such notice, holders may surrender their notes for conversion at any time until the earlier of the close of business on the business day immediately prior to the ex-dividend date or any announcement that such distribution will not take place. No holder may exercise this right to convert if the holder otherwise will participate in the distribution without conversion. The ex-dividend date is the first date upon which a sale of the common stock does not automatically transfer the right to receive the relevant distribution from the seller of the common stock to its buyer. If the distribution does not take place, no notes surrendered for conversion will be converted.
Conversion in Connection with a Fundamental Change
      We must give notice to all record holders and to the trustee at least 10 trading days prior to the anticipated effective date of a fundamental change (as defined below). We must also give notice to all record holders and to the trustee that such fundamental change has become effective within the five trading day period after the date such fundamental change becomes effective. You may surrender your notes for conversion at any time during the period from the opening of business on the date we give notice of the anticipated effective date of the fundamental change to the close of business on the 10th trading day from and including the date of our notice (the “effective date notice”) that such fundamental change has become effective, or, if later, the related repurchase date, if any, for that fundamental change.
      If you convert your notes in connection with a fundamental change, you will receive

•	if you are entitled to the make whole premium, an amount determined as set forth below under “— Determination of the Make Whole Premium” which will be payable on the repurchase date for the notes after a certain fundamental change as described under “— Designated Event Permits Holders to Require Us to Purchase Notes” and an amount equal to any accrued but unpaid cash interest to, but excluding, the conversion date, which interest will be payable in cash; plus

•	the number of shares of our common stock (or cash or a combination of cash and common stock, as described above) into which your notes are convertible (if you surrender your notes for conversion prior to the record date for receiving distributions in connection with the fundamental change or, if earlier, the effective time of the fundamental change) or the kind and amount of cash, securities and other assets or property which you would have received if you had held the number of shares of our common stock into which your notes were convertible immediately prior to the transaction (if you surrender your notes for conversion after such record date or effective time, as the case may be).
Conversion Rate Adjustments
      The conversion rate (as well as the stock price (as defined below) used to determine the make whole premium described under “— Determination of the Make Whole Premium”) will be adjusted as described below, except that we will not make any adjustments to the conversion rate (or the stock price used to determine the make whole premium) if holders of the notes participate in any of the transactions described below.
      (1) If we issue shares of our common stock as a dividend or distribution on our common stock, or if we effect a stock split or stock combination, the conversion rate will be adjusted based on the following formula:

OS(1)
CR(1)	=	CR(o	)	×
OS(o)
      where,

CR(o)	=	the conversion rate in effect immediately prior to such event
CR(1)	=	the conversion rate in effect immediately after such event
OS(o)	=	the number of shares of our common stock outstanding immediately prior to such event
OS(1)	=	the number of shares of our common stock outstanding immediately prior to such event plus the total number of shares constituting such dividend or distribution
      (2) If we issue to all or substantially all holders of our common stock any rights, warrants or options entitling them for a period of not more than 60 days to subscribe for or purchase shares of our common stock, or securities convertible into shares of our common stock, at a price per share or a conversion price per share less than the last reported sale price of our common stock on the trading day immediately preceding the day on which such issuance is announced, the conversion rate will be adjusted based on the following formula (provided that the conversion rate will be readjusted to the extent that such rights, warrants or options are not exercised prior to their expiration):

OS(o) + X
CR(1)	=	CR(o)	×
OS(o) + Y
      where,

CR(o)	=	the conversion rate in effect immediately prior to such event
CR(1)	=	the conversion rate in effect immediately after such event
OS(o)	=	the number of shares of our common stock outstanding immediately prior to such event
X	=	the total number of shares of our common stock issuable pursuant to such rights, warrants or options
Y	=	the number of shares of our common stock equal to the aggregate price payable to exercise such rights divided by the average of the last reported sale prices of our common stock for the ten consecutive trading days prior to the trading day immediately preceding the record date for the issuance of such rights, warrants or options
      (3) If we distribute shares of our capital stock, evidences of our indebtedness or other assets or property of ours to all or substantially all holders of our common stock, excluding:

•	dividends, distributions, rights, warrants, options or securities referred to in clause (1) or (2) above; and

•	dividends or distributions in cash referred to in clause (4) below;
      then the conversion rate will be adjusted based on the following formula:

SP(O)
CR(1)	=	CR(o)	×
SP(O) - FMV
      where,

CR(o)	=	the conversion rate in effect immediately prior to such distribution
CR(1)	=	the conversion rate in effect immediately after such distribution
SP(o)	=	the average of the last reported sale prices of our common stock for the ten consecutive trading days prior to the trading day immediately preceding the ex dividend date for such distribution
FMV	=	the fair market value (as determined by our board of directors) of the shares of capital stock, evidences of indebtedness, assets or property distributed with respect to each outstanding share of our common stock on the ex dividend date for such distribution
      With respect to an adjustment pursuant to this clause (3) where there has been a payment of a dividend or other distribution on our common stock or shares of capital stock of any class or series, or similar equity interest, of or relating to a subsidiary or other business unit, which we refer to as a “spin-off,” the conversion rate in effect immediately before the close of business on the record date fixed for determination of shareholders entitled to receive the distribution will be increased based on the following formula:

FMV + MP(o)
CR(1)	=	CR(o)	×
MP(o)

      where,

CR(o)	=	the conversion rate in effect immediately prior to such distribution
CR(1)	=	the conversion rate in effect immediately after such distribution
FMV	=	the average of the last reported sale prices of the capital stock or similar equity interest distributed to holders of our common stock applicable to one share of our common stock over the first 10 trading days after the effective date of the spin-off
MP(o)	=	the average of the last reported sale prices of our common stock over the first 10 consecutive trading days after the effective date of the spin-off
      (4) If we make cash dividends or distributions to all or substantially all holders of our common stock, the conversion rate will be adjusted based on the following formula:

SP(o)
CR(1)	=	CR(o)	×
SP(o) - C
      where,

CR(o)	=	the conversion rate in effect immediately prior to the record date for such distribution
CR(1)	=	the conversion rate in effect immediately after the ex dividend date for such distribution
SP(o)	=	the average of the last reported sale prices of our common stock for the ten consecutive trading days prior to the trading day immediately preceding the ex dividend date of such distribution
C	=	the amount in cash per share we distribute to holders of our common stock
      (5) If we or any of our subsidiaries purchase shares of our common stock pursuant to a tender offer or exchange offer which involves an aggregate consideration that exceeds the last reported sale price of our common stock on the trading day next succeeding the last date on which tenders or exchanges may be made pursuant to the tender offer or exchange offer, the conversion rate will be increased based on the following formula:

AC + (SP(1) × OS(1))
CR(1)	=	CR(o)	×
SP(1) × OS(o)
      where,

CR(o)	=	the conversion rate in effect on the date such tender offer or exchange offer expires
CR(1)	=	the conversion rate in effect on the day next succeeding the date such tender offer or exchange offer expires
AC	=	the aggregate value of all cash and any other consideration (as determined by our board of directors) paid or payable for all shares of common stock that the Company or one of its subsidiaries purchases in the tender offer or exchange offer
OS(o)	=	the number of shares of our common stock outstanding immediately prior to the date such tender offer or exchange offer expires
OS(1)	=	the number of shares of our common stock outstanding immediately after the date such tender offer or exchange offer expires
SP(1)	=	the average of the last reported sale prices of our common stock for the ten consecutive trading days commencing on the trading day next succeeding the date such tender offer or exchange offer expires
      If, however, the application of the foregoing formula would result in a decrease in the conversion rate, no adjustment to the conversion rate will be made.
      Notwithstanding the foregoing, in the event of an adjustment pursuant to clauses (4) or (5) above, in no event will the conversion rate exceed 107.9914, subject to adjustment pursuant to clauses (1), (2) and (3) above.

      To the extent that we adopt any stockholder rights plan, upon conversion of the notes into our common stock, you will receive, in addition to our common stock, the rights under the rights plan unless the rights have separated from our common stock at the time of conversion, in which case the conversion rate will be adjusted as if we distributed to all holders of our common stock, shares of our capital stock, evidences of indebtedness or assets or property as described above, subject to readjustment in the event of the expiration, termination or redemption of such rights.
      No adjustment to the conversion rate or the ability of a holder of a note to convert will be made if the holder will otherwise participate in the distribution without conversion solely as a holder of a note.
      Except as stated herein, we will not adjust the conversion rate for the issuance of our common stock or any securities convertible into or exchangeable for our common stock or the right to purchase our common stock or such convertible or exchangeable securities.
      In particular, the applicable conversion rate will not be adjusted:

•	upon the issuance of any shares of our common stock pursuant to any present or future plan providing for the reinvestment of dividends or interest payable on our securities and the investment of additional optional amounts in shares of our common stock under any plan;

•	upon the issuance of any shares of our common stock or options or rights to purchase those shares pursuant to any present or future employee, director or consultant benefit plan or program of or assumed by us or any of our subsidiaries;

•	upon the issuance of any shares of our common stock pursuant to any option, warrant, right or exercisable, exchangeable or convertible security not described in the preceding bullet and outstanding as of the date the notes were first issued;

•	for a change in the par value of the common stock; or

•	for accrued and unpaid interest (including liquidated damages, if any).
      Adjustments to the applicable conversion rate will be calculated to the nearest 1/10,000th of a share.
      We are permitted to increase the conversion rate of the notes by any amount for a period of at least 20 business days (or such longer period as may be required by law) if our Board of Directors determines that such increase would be in our best interest. We are required to give at least 15 days prior notice of any increase in the conversion rate. We may also (but are not required to) increase the conversion rate to avoid or diminish income tax to holders of our common stock or rights to purchase common stock in connection with a dividend or distribution of stock (or rights to acquire stock) or similar event.
      Holders of the notes may, in some circumstances, be deemed to have received a distribution or dividend subject to United States federal income tax as a result of an adjustment or the nonoccurrence of an adjustment to the conversion rate. See “Certain United States Federal Income Tax Considerations.”
Exchange in Lieu of Conversion
      When you surrender the notes for conversion, the conversion agent may direct you to surrender your notes to a financial institution designated by us for exchange in lieu of conversion. In order to accept any notes surrendered for conversion, the designated institution must agree to deliver, in exchange for your notes, a number of shares of our common stock equal to the applicable conversion rate, plus cash for any fractional shares, or cash or a combination of cash and shares of our common stock in lieu thereof. If the designated institution accepts any such notes, it will deliver the appropriate number of shares of our common stock to the conversion agent and the conversion agent will deliver those shares to you. Any notes exchanged by the designated institution will remain outstanding. If the designated institution agrees to accept any notes for exchange but does not timely deliver the related consideration, we will, as promptly as practical thereafter, but not later than the third business day following determination of the applicable stock price, convert the notes and deliver cash, shares of our common stock or a combination of cash and shares of our common stock as described under “— Conversion Rights.”
      Our designation of an institution to which the notes may be submitted for exchange does not require the institution to accept any notes. If the designated institution declines to accept any notes surrendered for exchange, we will convert those notes into shares of our common stock, cash, or a combination of cash and shares of our common stock, as described under “— Conversion Rights.”
      We will not pay any consideration to, or otherwise enter into any arrangement with, the designated institution for or with respect to such designation.
Optional Redemption
      Prior to June 20, 2008, the notes will not be redeemable. On or after June 20, 2008, we may redeem for cash all or a portion of the notes at any time at the declining redemption prices below, plus any accrued and unpaid interest (including liquidated damages, if any) to but excluding the redemption date. We will provide not less than 30 nor more than 60 days’ notice mailed to each registered holder of the notes to be redeemed. If the redemption notice is given and funds deposited as required, then interest will cease to accrue on and after the redemption date on the notes or portions of such notes called for redemption. If the redemption date is an interest payment date, interest (including liquidated damages, if any) shall be paid on such interest payment date to the record holder on the relevant record date. The redemption price, expressed as a percentage of the principal amount of the notes to be redeemed, is as follows for the following periods:

Redemption
Period	Price

Beginning June 20, 2008 and ending on June 14, 2009	101.714%
Beginning June 15, 2009 and ending on June 14, 2010	101.143%
Beginning June 15, 2010 and ending on June 14, 2011	100.571%
Beginning June 15, 2011 and thereafter	100.000%
      Notes or portions of notes called for redemption will be convertible by the holder until the close of business on the second business day prior to the redemption date. We will give notice of our election to pay cash in lieu of shares of common stock upon a conversion in the notice of redemption.
      If we decide to redeem fewer than all of the outstanding notes, the trustee will select the notes to be redeemed in principal amounts of $1,000 or multiples of $1,000 by lot, on a pro rata basis or by another method the trustee considers fair and appropriate.
      If the trustee selects a portion of your notes for partial redemption and you convert a portion of your notes, the converted portion will be deemed to be from the portion selected for redemption.
      We may not redeem the notes if we have failed to pay any interest on the notes (including liquidated damages, if any) and such failure to pay is continuing.
Purchase of Notes by Us at the Option of the Holders
      Holders have the right to require us to purchase for cash all or a portion of their notes on June 15 of 2011, 2014, 2019, 2024 and 2029 (each, a “purchase date”). We will be required to purchase any outstanding notes for which a holder delivers a written purchase notice to the paying agent. This notice must be delivered during the period beginning at any time from the opening of business on the date that is 20 business days prior to the relevant purchase date until the close of business on the third business day prior to the purchase date. If the purchase notice is given and withdrawn during such period, we will not be obligated to purchase the related notes.
      The purchase price payable will be equal to 100% of the principal amount of the notes to be purchased, plus any accrued and unpaid interest (including liquidated damages, if any) to, but excluding, the purchase date.
      On or before the 20th business day prior to each purchase date, we will provide to the trustee, the paying agent and all holders of the notes at their addresses shown in the register of the registrar, and to beneficial owners as required by applicable law, a notice stating, among other things:

•	the purchase price;

•	the name and address of the paying agent and the conversion agent; and

•	the procedures that holders must follow to require us to purchase their notes.

      On or prior to the date we provide such notice, we will publish a notice containing this information in a newspaper of general circulation in The City of New York or publish the information on our web site or through such other public medium as we may use at that time.
      The purchase notice given by each holder electing to require us to purchase notes shall be given so as to be received by the paying agent no later than the close of business on the third business day prior to the purchase date and must state:

•	if certificated notes have been issued, the certificate numbers of the notes;

•	the portion of the principal amount of notes to be purchased, in integral multiples of $1,000; and

•	that the notes are to be purchased by us pursuant to the applicable provisions of the notes and the indenture.
      If the notes are not in certificated form, your notice must comply with appropriate DTC procedures.
      You may withdraw any purchase notice in whole or in part by a written notice of withdrawal delivered to the paying agent prior to the close of business on the business day prior to the purchase date. The notice of withdrawal must state:

•	the principal amount of the withdrawn notes;

•	if certificated notes have been issued, the certificate numbers of the withdrawn notes; and

•	the principal amount, if any, which remains subject to the purchase notice.
      If the notes are not in certificated form, your withdrawal notice must comply with appropriate DTC procedures.
      You must either effect book-entry transfer or deliver the notes, together with necessary endorsements, to the office of the paying agent after delivery of the purchase notice to receive payment of the purchase price. You will receive payment promptly following the later of the purchase date or the time of book-entry transfer or the delivery of the notes. If the paying agent holds money sufficient to pay the purchase price of the notes on the business day following the purchase date, then:

•	the notes will cease to be outstanding and interest will cease to accrue (whether or not book-entry transfer of the notes is made or whether or not the notes are delivered to the paying agent); and

•	all other rights of the holder will terminate (other than the right to receive the purchase price upon delivery or transfer of the notes).
      Our ability to pay holders cash may be prohibited or limited in the future by the terms of our borrowing agreements in effect from time to time. Although we may become obligated to purchase any outstanding notes on a purchase date, we may not have sufficient funds to pay the purchase price on that purchase date.
      We may not purchase any notes at the option of holders if there has occurred and is continuing an event of default with respect to the notes other than an event of default that is cured by the payment of the repurchase price of the notes.
Designated Event Permits Holders to Require Us to Purchase Notes
      If a designated event occurs at any time, you will have the right, at your option, to require us to purchase any or all of your notes, or any portion of the principal amount thereof, that is equal to $1,000 or an integral multiple of $1,000. We will pay a designated event repurchase price equal to 100% of the principal amount thereof, plus accrued and unpaid interest (including liquidated damages, if any) to but excluding the designated event repurchase date, plus, in the case of a fundamental change that is a change of control (as defined below), a make whole premium, if any, determined as described below under “— Determination of the Make Whole Premium.”
      A “designated event” will be deemed to have occurred upon a “fundamental change” or a “termination of trading”; provided that a fundamental change occurring on or prior to June 15, 2011, will not be a designated event unless the transaction or event resulting in such fundamental change also constitutes a “change of control”.

      A “fundamental change” is any transaction or event (whether by means of an exchange offer, liquidation, tender offer, consolidation, merger, combination, reclassification, recapitalization or otherwise) in connection with which all or substantially all of our common stock is exchanged for, converted into, acquired for or constitutes solely the right to receive, consideration that is not at least 90% (excluding cash payments for fractional shares) common shares, common stock or American depositary shares that are (i) listed on, or immediately after the transaction or event will be listed on, the New York Stock Exchange or a United States national securities exchange; or (ii) approved, or immediately after the transaction or event will be approved, for quotation on the Nasdaq National Market or any similar United States system of automated dissemination of quotations of securities prices.
      A “change of control” will be deemed to have occurred at the time any of the following occurs after the notes are originally issued:

(1) any “person” or “group” (within the meaning of Section 13(d) of the Exchange Act) other than us, our subsidiaries or any of our or their employee benefit plans files a Schedule TO, Schedule 13D or any schedule, form or report under the Exchange Act disclosing that such person or group has become the direct or indirect ultimate “beneficial owner” (as defined in Rule 13d-3 under the Exchange Act) of the Company’s common equity representing more than 50% of the voting power of the Company’s common equity entitled to vote generally in the election of directors; or

(2) consummation of any share exchange, consolidation or merger of the Company pursuant to which the Company’s common stock will be converted into cash, securities or other property or any sale, lease or transfer in one transaction or a series of transactions of all or substantially all of the consolidated assets of us and our subsidiaries, taken as a whole, to any person other than us or one or more of our subsidiaries; provided, however, that a transaction where the holders of the Company’s common equity immediately prior to such transaction have, directly or indirectly, more than 50% of the aggregate voting power of the voting stock of the continuing or surviving corporation or transferee entitled to vote generally in the election of directors immediately after such event shall not be a change of control.
      A “termination of trading” will be deemed to have occurred if our common stock or other common stock into which the notes are convertible is neither listed for trading on a United States national securities exchange nor approved for listing on the Nasdaq National Market or another established automated over-the-counter trading market in the United States, and no American depositary shares or similar instruments for such common stock are so listed or approved for listing in the United States.
      On or before the fifth trading day after the occurrence of a designated event, we will provide to all holders of the notes and the trustee and paying agent a notice of the occurrence of the designated event and of the resulting repurchase right. Such notice shall state, among other things:

•	the events causing a designated event;

•	the date of the designated event;

•	the last date on which a holder may exercise the repurchase right;

•	the designated event repurchase price;

•	the designated event repurchase date;

•	the name and address of the paying agent and conversion agent;

•	the conversion price and any adjustments to the conversion price;

•	that the notes with respect to which a designated event repurchase notice has been given by the holder may be converted, if permitted under the terms of the indenture, only if the holder withdraws the designated event repurchase notice in accordance with the terms of the indenture; and

•	the procedures that holders must follow to require us to repurchase their notes.
      In connection with providing such notice, we will publish a notice containing this information in a newspaper of general circulation in the City of New York or publish the information on our website or through such other public medium as we may use at that time.

      To exercise the repurchase right, you must deliver, on or before the close of business on the third business day immediately preceding the designated event repurchase date, subject to extension to comply with applicable law, a written repurchase notice and the form entitled “Form of Designated Event Repurchase Election” on the reverse side of the notes duly completed, to the paying agent. Your repurchase election must state:

•	if certificated, the certificate numbers of your notes to be delivered for repurchase;

•	the portion of the principal amount of notes to be repurchased, which must be $1,000 or an integral multiple thereof; and

•	that the notes are to be repurchased by us pursuant to the applicable provisions of the notes and the indenture.
      If the notes are not in certificated form, your notice must comply with appropriate DTC procedures.
      You may withdraw any repurchase election (in whole or in part) by a written notice of withdrawal delivered to the paying agent prior to the close of business on the business day prior to the designated event repurchase date. The notice of withdrawal shall state:

•	the principal amount of the withdrawn notes;

•	if certificated notes have been issued, the certificate numbers of the withdrawn notes; and

•	the principal amount, if any, which remains subject to the repurchase election.
      If the notes are not in certificated form, your withdrawal notice must comply with appropriate DTC procedures.
      You must either effect book-entry transfer or deliver the notes, together with necessary endorsements, to the office of the paying agent after delivery of the repurchase election to receive payment of the designated event repurchase price. We will be required to repurchase the notes no later than 35 days after the day of our notice of the occurrence of the relevant designated event subject to extension to comply with applicable law. You will receive payment of the designated event repurchase price promptly following the later of the designated event repurchase date or the time of book-entry transfer or the delivery of the notes. If the paying agent holds money sufficient to pay the designated event repurchase price of the notes on the business day following the designated event repurchase date, then:

•	the notes will cease to be outstanding and interest will cease to accrue (whether or not book-entry transfer of the notes is made or whether or not the notes are delivered to the paying agent); and

•	all other rights of the holder will terminate (other than the right to receive the designated event repurchase price and previously accrued and unpaid interest upon delivery or transfer of the notes).
      The repurchase rights of the holders could discourage a potential acquirer of us. The designated event repurchase feature, however, is not the result of management’s knowledge of any specific effort to obtain control of us by any means or part of a plan by management to adopt a series of anti-takeover provisions.
      The term designated event is limited to specified transactions and may not include other events that might adversely affect our financial condition. In addition, the requirement that we offer to repurchase the notes upon a designated event may not protect holders in the event of a highly leveraged transaction, reorganization, merger or similar transaction involving us.
      The definition of designated event includes a phrase relating to the conveyance, transfer, sale, lease or disposition of “all or substantially all” of our consolidated assets. There is no precise, established definition of the phrase “substantially all” under applicable law. Accordingly, the ability of a holder of the notes to require us to repurchase its notes as a result of the conveyance, transfer, sale, lease or other disposition of less than all of our assets may be uncertain.
      No notes may be repurchased at the option of holders (other than through the issuance of shares of common stock and cash in lieu of fractional shares) upon a designated event if there has occurred and is continuing an event of default other than an event of default that is cured by the payment of the designated event repurchase price of the notes.

      If a designated event were to occur, we may not have enough funds to pay the designated event repurchase price in cash. See “Risk Factors — We May be Unable to Repay or Repurchase the Notes.” If we fail to repurchase the notes when required following a designated event, we will be in default under the indenture. Under our existing credit facilities, the occurrence of certain types of designated events would be an event of default and allow the lenders to accelerate the debt under that facility. This could result in an event of default under the notes. See “— Events of Default and Remedies.” In addition, we have, and may in the future incur, other indebtedness with similar change in control provisions permitting our holders to accelerate or to require us to repurchase our indebtedness upon the occurrence of similar events or on some specific dates.
      Our obligation to make a repurchase upon a designated event will be satisfied if a third party makes the designated event repurchase offer in a manner and at the times and otherwise in compliance in all material respects with the requirements applicable to a designated event repurchase offer made by us, purchases all notes properly tendered and not withdrawn under the designated event repurchase offer and otherwise complies with its obligations in connection therewith.
Determination of Make Whole Premium
      If a fundamental change that constitutes a change of control becomes effective on or prior to June 15, 2011, holders of notes will be entitled to a make whole premium upon the repurchase of notes as described above under “— Designated Event Permits Holders to Require Us to Purchase Notes” and upon the conversion of notes as described above under “— Conversion in Connection with a Fundamental Change.”
      Holders will not be entitled to the make whole premium if the “stock price” (as defined below) is less than $9.26 (subject to adjustment).
      The make whole premium will be a percentage of the original principal amount of the notes being purchased or converted. The make whole premium will be determined by reference to the table below and is based on the date on which the fundamental change becomes effective and the stock price.
      For these purposes, the price paid per share of our common stock in the transaction constituting the fundamental change, or “stock price,” will be determined as follows:

•	if holders of our common stock receive only cash in such transaction, the stock price will be the cash amount paid per share; and

•	otherwise, the stock price will be the average of the last reported sale price of our common stock on the 10 trading days up to but not including the effective date of such transaction.
      We may satisfy the make whole premium solely in shares of our common stock (other than cash paid in lieu of fractional shares) or in the same form of consideration into which shares of our common stock have been converted in connection with the fundamental change. If holders of our common stock have the right to elect the form of consideration received in a fundamental change, then for purposes of the foregoing the consideration into which a share of our common stock has been converted shall be deemed to equal the aggregate consideration distributed in respect of all shares of our common stock divided by the total number of shares of our common stock participating in the distribution.
      The value of the shares of our common stock, or other consideration to be received, for purposes of determining the number of shares to be issued, or other consideration to be delivered, in respect of the make whole premium will be calculated as follows:

•	in the case of a fundamental change in which all or substantially all of the shares of our common stock have been converted as of the effective date into the right to receive securities or other assets or property, then the value of the shares of our common stock will equal the value of the consideration paid per share, with the consideration valued as follows:

•	securities that are traded on an United States national securities exchange or approved for quotation on the Nasdaq National Market or any similar system of automated dissemination of quotations of securities prices will be valued based on 98% of the average last reported sale price on the 10 trading days prior to but excluding the repurchase date,

•	other securities, assets or property (other than cash) which holders will have the right to receive will be valued based on 98% of the average of the fair market value of such securities, assets or property (other than cash) as determined by two independent nationally recognized investment banks selected by the trustee, and

•	100% of any cash; and

•	in all other cases, the value of our shares of common stock will equal 98% of the average last reported sale price on the 10 trading days prior to but excluding the repurchase date.
      Notwithstanding the foregoing, in no event shall the value of the shares of our common stock be less than 50% of the stock price used to determine the amount of the make whole premium.
      The stock prices set forth in the first row of the first following table (i.e., the column headers) will be adjusted as of any date on which the conversion rate of the notes is adjusted. The adjusted stock prices will equal the stock prices applicable immediately before that adjustment of the conversion rate of the notes multiplied by a fraction, the numerator of which is the conversion rate immediately prior to the adjustment giving rise to the stock price adjustment and the denominator of which is the conversion rate as so adjusted.
      The table below sets forth the additional premiums prior to June 20, 2008 (table in percentages).

	Stock Price

Effective Date of Fundamental Change	$9.26	$10.00	$11.00	$12.00	$13.00	$15.00	$20.00	$50.00	$100.00

July 2, 2004	0.0	4.6	10.9	17.4	16.4	14.0	9.3	0.6	0.0
June 15, 2005	0.0	2.4	8.8	15.4	14.6	11.5	7.8	0.4	0.0
June 15, 2006	0.0	1.0	6.9	13.4	11.9	9.5	5.3	0.4	0.0
June 15, 2007	0.0	0.5	4.5	10.5	9.3	6.0	2.9	0.4	0.0
June 19, 2008	0.0	1.7	1.7	1.7	1.7	1.7	1.7	1.7	0.0
      The exact stock price and repurchase dates may not be set forth on the table; in which case, if the stock price is:

•	between two stock price amounts on the table or the repurchase date is between two dates on the table, the make whole premium will be determined by straight-line interpolation between make whole premium amounts set forth for the higher and lower stock price amounts and the two dates, as applicable, based on a 365 day year;

•	more than $100.00 per share (subject to adjustment), no make whole premium will be paid; and

•	less than the last reported sale price of our common stock on the date of pricing (subject to adjustment), no make whole premium will be paid.
      The table below sets forth the additional premiums on or after June 20, 2008 (table in percentages):

Make Whole
Effective Date of Fundamental Change	Premiums

Beginning June 20, 2008 and ending on June 14, 2009	1.7%
Beginning June 15, 2009 and ending on June 14, 2010	1.1%
Beginning June 15, 2010 and ending on June 15, 2011	0.6%
Merger and Consolidation
      We will not consolidate with or merge with or into, or convey, transfer or lease all or substantially all of our assets to, any person, unless:

(1) the resulting, surviving or transferee person (the “Successor Company”) will be a corporation organized and existing under the laws of the United States of America, any State thereof or the District of Columbia and the Successor Company (if not the company) will expressly assume, by a supplemental indenture, executed and delivered to the trustee, if form satisfactory to the trustee, all the obligations of the company under the notes and the indenture;

(2) immediately after giving effect to such transaction, no default will have occurred and be continuing; and

(3) we shall have delivered to the trustee an officers’ certificate and an opinion of counsel, each stating that such consolidation, merger or transfer and such supplemental indenture (if any) comply with the indenture.
      The Successor Company will succeed to, and be substituted for, and may exercise every right and power of, the company under the indenture, and the predecessor company, other than in the case of a lease, will be released from the obligation to pay the principal of and interest on the notes.
      Notwithstanding the foregoing, we may merge with an affiliate incorporated solely for the purpose of reincorporating the company in another jurisdiction to realize tax or other benefits.
Events of Default and Remedies
      An event of default is defined in the indenture as being:

(1) a default in payment of the principal of, or premium (if any) on, any of the notes when due at maturity, upon redemption, required repurchase or otherwise;

(2) a default in any payment of interest (including liquidated damages, if any) on any note when due and payable and continued for 30 days;

(3) a default for 10 days in our obligation to satisfy our conversion obligation upon exercise of a holder’s conversion right;

(4) a failure to comply with or observe in any material respect any other covenant or agreement in respect of the notes contained in the indenture or the notes for 60 days after written notice to us by the trustee or to us and the trustee by holders of at least 25% in aggregate principal amount of the notes then outstanding;

(5) the failure by the Company or any significant subsidiary (as defined in Rule 1-02 of Regulation S-X) to pay any indebtedness (other than indebtedness owing to the Company or a significant subsidiary) within any applicable grace period after final maturity or the acceleration of any such indebtedness by the holders thereof because of a default if the total amount of such indebtedness unpaid or accelerated exceeds $50.0 million or its foreign currency equivalent;

(6) the rendering of any final nonappealable judgment or decree (not covered by insurance) for the payment of money in excess of $50.0 million or its foreign currency equivalent (treating any deductibles, self-insurance or retention as not so covered) against the Company or a significant subsidiary (as defined in Rule 1-02 of Regulation S-X) if such final judgment or decree remains outstanding and is not satisfied, discharged or waived within a period of 60 days following such judgment;

(7) a failure to give notice of the right to require us to repurchase notes following the occurrence of a designated event within the time required to give such notice; or

(8) certain events of bankruptcy, insolvency or reorganization affecting the Company or a significant subsidiary.
      A default under clauses (5) and (6) will not constitute an event of default until the trustee notifies the Company or the holders of at least 25% in principal amount of the outstanding notes notify the Company and the trustee of the default and the Company does not cure such default within the time specified in clauses (5) or (6) hereof after receipt of such notice.
      If an event of default (other than an event of default specified in clause (8) above) occurs and is continuing, then and in every such case the trustee, by written notice to us, or the holders of not less than 25% in aggregate principal amount of the notes then outstanding, by written notice to us and the trustee, may declare the unpaid principal of, and accrued and unpaid interest (including liquidated damages, if any) on, all the notes then outstanding to be due and payable. Upon such declaration, such principal amount and accrued and unpaid interest (including liquidated damages, if any), will become immediately due and payable, notwithstanding anything contained in the indenture or the notes to the contrary. If any event of default specified in clause (8) above occurs, all unpaid principal of, and accrued and unpaid interest (including liquidated damages, if any) on, the notes then outstanding will automatically become due and payable without any declaration or other act on the part of the trustee or any holder of notes.

      However, if we cure all defaults, except the nonpayment of principal or interest (including liquidated damages, if any) that became due as a result of the acceleration, and meet certain other conditions, with certain exceptions, this declaration may be cancelled and the holders of a majority of the principal amount of outstanding notes may waive these past defaults.
      Payments of principal or interest on the notes that are not made when due will accrue interest at the annual rate of 1% above the then-applicable interest rate from the required payment date.
      The holders of a majority of outstanding notes will have the right to direct the time, method and place of any proceedings for any remedy available to the trustee, subject to limitations specified in the indenture.
      No holder of the notes may pursue any remedy under the indenture, except in the case of a default in the payment of principal or interest (including liquidated damages, if any) on the notes, unless:

•	the holder has given the trustee written notice of an event of default;

•	the holders of at least 25% in principal amount of outstanding notes make a written request to the trustee to institute proceedings in respect of such event of default;

•	the holder has offered reasonable indemnity to the trustee against any costs, expenses or liabilities of the trustee;

•	the trustee fails to comply with the request within 60 days after receipt of the request and offer of indemnity; and

•	the trustee does not receive an inconsistent direction from the holders of a majority in principal amount of the notes.
      The trustee may withhold notice to the holders of the notes of any default, except defaults in payment of principal or interest (including liquidated damages, if any) on the notes. However, the trustee must consider it to be in the interest of the holders of the notes to withhold this notice.
      A default in the payment of the notes, or a default with respect to the notes that causes them to be accelerated, may give rise to a default under our credit facilities or other indebtedness.
Amendment, Supplement and Waiver
      Except as provided in the next two succeeding paragraphs, the indenture may be amended or supplemented with the consent of the holders of at least a majority in aggregate principal amount of the notes then outstanding (including consents obtained in connection with a tender offer or exchange offer for notes).
      Without the consent of each holder affected, an amendment or waiver may not (with respect to any notes held by a non-consenting holder):

•	reduce the amount of notes whose holders must consent to an amendment;

•	reduce the stated rate of or extend the stated time for payment of interest (including liquidated damages, if any) on any note;

•	reduce the principal of or extend the stated maturity of any note;

•	affect our obligation to redeem any notes on a redemption date in a manner adverse to such holders;

•	affect our obligation to repurchase any note at the option of the holder in a manner adverse to such holders;

•	affect our obligation to repurchase any note upon a designated event in a manner adverse to such holders;

•	reduce the amount payable upon the redemption or repurchase of any note or change the time at which any note may be redeemed or repurchased;

•	make the principal or interest on any note payable in money other than that stated in the note;

•	impair the right of a holder to convert any note or reduce the number of shares of common stock or any other property receivable upon conversion;

•	impair the right of any holder to institute suit for the enforcement of any payment on or with respect to such holder’s notes; or

•	make any change in the amendment provisions which require each holder’s consent or in the waiver provisions.
      Notwithstanding the foregoing, without the consent of any holder of notes, we and the trustee may amend or supplement the indenture or the notes to:

•	cure any ambiguity, defect or inconsistency;

•	provide for the assumption by a successor corporation of our obligations under the indenture;

•	provide for uncertificated notes in addition to or in place of certificated notes;

•	add guarantees with respect to the notes;

•	secure the notes;

•	add covenants for the benefit of the holders or surrender any right or power conferred upon us;

•	make any change that does not adversely affect the rights of any holder, subject to the provisions of the indenture;

•	evidence and provide the acceptance of the appointment of a successor trustee under the indenture;

•	modify the restrictions on, and procedures for, resale and other transfers of shares pursuant to law, regulation or practice relating to the resale or transfer of restricted securities generally; or

•	comply with any requirement of the SEC in connection with the qualification of the indenture or any supplemental indenture under the Trust Indenture Act of 1939 as then in effect.
      The holders of a majority in principal amount of the outstanding notes may waive any existing or past default or event of default. Those holders may not, however, waive any default or event of default in any payment of principal or interest on any note or compliance with a provision that cannot be amended or supplemented without the consent of each holder affected.
Satisfaction and Discharge of the Indenture
      The indenture will generally cease to be of any further effect with respect to the notes, if:

•	we have delivered to the trustee for cancellation all outstanding notes (with certain limited exceptions); or

•	all notes not previously delivered to the trustee for cancellation have become due and payable, whether at stated maturity or any redemption date or any repurchase date (including upon the occurrence of a designated event), or upon conversion or otherwise, and we have deposited with the trustee as trust funds the entire amount in cash and/or our common stock (as applicable under the terms of the indenture) sufficient to pay all the outstanding notes, and if, in either case, we also pay or cause to be paid all other sums payable under the indenture by us.
Calculations in Respect of the Notes
      Unless otherwise specified, we will be responsible for making all calculations called for under the notes. These calculations include, but are not limited to, the amount of accrued interest (including liquidated damages, if any) payable on the notes and the conversion price of the notes. We will make all these calculations in good faith, and, absent manifest error, our calculations will be final and binding on holders of notes. We will provide a schedule of our calculations to each of the trustee and the conversion agent, and each of the trustee and the conversion agent is entitled to rely upon the accuracy of our calculations without independent verification. The trustee will forward our calculations to any holder of notes upon the request of that holder.

Limitations of Claims of Bankruptcy
      If a bankruptcy proceeding is commenced in respect of the company, the claim of a holder of a note is, under Title 11 of the United States Code, limited to the issue price of the note together with any unpaid cash interest that has accrued from the date of issue to the commencement of the proceeding.
Governing Law
      The indenture provides that the notes and the indenture will be governed by, and construed in accordance with, the laws of the State of New York.
Form, Exchange, Registration and Transfer
      We issued the notes in fully registered form, without interest coupons, in denominations of $1,000 principal amount and integral multiples thereof. We will not charge a service fee for any registration of transfer or exchange of the notes. We may, however, require the payment of any tax or other governmental charge payable for that registration.
      If the notes become certificated, the notes will be exchangeable for other notes, for the same total principal amount and for the same terms but in different authorized denominations, in accordance with the indenture. Also, holders may present certificated notes for registration of transfer at the office of the security registrar or any transfer agent we designate. The security registrar or transfer agent will effect the transfer or exchange when it is satisfied with the documents of title and identity of the person making the request.
      We have initially appointed the trustee as security registrar for the notes and holders may present notes for conversion, registration of transfer and exchange at the Corporate Trust Office of the trustee in the City of New York. We may at any time rescind that designation or approve a change in the location through which any such security registrar acts. We are required to maintain an office or agency for transfer and exchanges in each place of payment. We may at any time designate additional registrars for the notes.
      The registered holder of a note will be treated as the owner of it for all purposes.
Payment and Paying Agent
      We will maintain an office in the Borough of Manhattan, The City of New York, which shall initially be an office of the agent of the trustee, where we will pay the principal on the notes and you may present the notes for conversion, registration of transfer or exchange for other denominations. We may pay interest by check mailed to your address as it appears in the note register, provided that if you are a holder with an aggregate principal amount of notes in excess of $2.0 million, you shall be paid, at your written election, by wire transfer in immediately available funds. However, payments to The Depository Trust Company, New York, New York, which we refer to as DTC, will be made by wire transfer of immediately available funds to the account of DTC or its nominee.
Notices
      Except as otherwise described herein, notice to registered holders of the notes will be given by mail to the addresses as they appear in the security register. Notices will be deemed to have been given on the date of such mailing.
Reports
      We are required to file with the trustee and the SEC, and transmit to holders, such information, documents and other reports, and such summaries thereof, as may be required pursuant to the Trust Indenture Act at the times and in the manner provided pursuant to such Act; provided that any such information, documents or reports required to be filed with the SEC pursuant to Section 13 or 15(d) of the Exchange Act is required to be filed with the trustee within 15 days after it is so required to be filed with the SEC.

The Trustee
      We have appointed Wells Fargo Bank, N.A., the trustee under the indenture, as paying agent, conversion agent, note registrar and custodian for the notes. The trustee or its affiliates may also provide banking and other services to us in the ordinary course of their business.
No Recourse Against Others
      None of our directors, officers, employees, shareholders or affiliates, as such, shall have any liability or any obligations under the notes or the indenture or for any claim based on, in respect of or by reason of such obligations or the creation of such obligations. Each holder by accepting a note waives and releases all such liability. The waiver and release are part of the consideration for the notes.
      Anyone who receives this prospectus may obtain a copy of the indenture, without charge, by writing to The Goodyear Tire & Rubber Company, 1144 East Market Street, Akron, Ohio 44316.

Book-Entry System
      Notes were issued in the form of global notes held in book-entry form. We deposited the global notes with DTC and registered the global notes in the name of Cede & Co. as DTC’s nominee. Except as set forth below, a global note may be transferred, in whole or in part, only to another nominee of DTC or to a successor of DTC or its nominee.
      Beneficial interests in a global note may be held through organizations that are participants in DTC (called “participants”). Transfers between participants will be effected in the ordinary way in accordance with DTC rules and will be settled in clearing house funds. The laws of some states require that certain persons take physical delivery of securities in definitive form. As a result, the ability to transfer beneficial interests in the global notes to such persons may be limited.
      Beneficial interests in a global note held by DTC may be held only through participants, or certain banks, brokers, dealers, trust companies and other parties that clear through or maintain a custodial relationship with a participant, either directly or indirectly (called “indirect participants”). So long as Cede & Co., as the nominee of DTC, is the registered owner of global notes, Cede & Co. for all purposes will be considered the sole holder of such global notes. Except as provided below, owners of beneficial interests in a global note will:

•	not be entitled to have certificates registered in their names;

•	not receive physical delivery of certificates in definitive registered form; and

•	not be considered holders of the global note.
      We will pay interest on and the redemption price and the repurchase price of a global note to Cede & Co., as the registered owner of the global note, by wire transfer of immediately available funds on each interest payment date or the redemption or repurchase date, as the case may be. Neither we, the trustee nor any paying agent will be responsible or liable:

•	for the records relating to, or payments made on account of, beneficial ownership interests in a global note; or

•	for maintaining, supervising or reviewing any records relating to the beneficial ownership interests.
      Neither we, the trustee, registrar, paying agent nor conversion agent will have any responsibility for the performance by DTC or its participants or indirect participants of their respective obligations under the rules and procedures governing their operations. DTC has advised us that it will take any action permitted to be taken by a holder of notes, including the presentation of notes for conversion, only at the direction of one or more participants to whose account with DTC interests in the global note are credited, and only in respect of the principal amount of the notes represented by the global note as to which the participant or participants has or have given such direction.
      In order to ensure that DTC’s nominee will timely exercise a right conferred by the notes, the beneficial owner of the note must instruct the broker or other direct or indirect participant through which it holds an interest in that note to notify DTC of its desire to exercise that right. Different firms have different deadlines for accepting instructions from their customers. Each beneficial owner should consult the broker or other direct or indirect participant through which it holds an interest in the notes in order to ascertain the deadline for ensuring that timely notice will be delivered to DTC.
      DTC has advised us that it is:

•	a limited purpose trust company organized under the laws of the State of New York, and a member of the Federal Reserve System;

•	a “clearing corporation” within the meaning of the Uniform Commercial Code; and

•	a “clearing agency” registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934, or the Exchange Act.
      DTC was created to hold securities for its participants and to facilitate the clearance and settlement of securities transactions between participants through electronic book-entry changes to the accounts of its participants. Participants include securities brokers, dealers, banks, trust companies and clearing corporations and other organizations. Some of the participants or their representatives, together with other entities, own DTC. Indirect access to the DTC system is available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly.
      DTC has agreed to the foregoing procedures to facilitate transfers of interests in a global note among participants. However, DTC is under no obligation to perform or continue to perform these procedures, and may discontinue these procedures at any time. If DTC is at any time unwilling or unable to continue as depositary and a successor depositary is not appointed by us within 90 days, we will issue notes in certificated form in exchange for global notes. In addition, we may at any time and in our sole discretion determine not to have notes represented by global notes and in such event will issue certificates in definitive form in exchange for the global notes.

Description of Capital Stock
      This section contains a description of our common stock. The following description is based on our Amended Articles of Incorporation, as amended (“Articles of Incorporation”), our Code of Regulations, as amended (“Code of Regulations”) and applicable provisions of Ohio law. The summary is not complete. Our Articles of Incorporation and Code of Regulations are filed as exhibits to the registration statement of which this prospectus forms a part. You should read our Articles of Incorporation and Code of Regulations for the provisions that are important to you.
      Our authorized capital stock consists of:

•	450,000,000 shares of common stock, without par value; and

•	50,000,000 shares of preferred stock, issuable in series.
      At March 31, 2006, there were 177,205,567 shares of common stock issued and an additional 18,473,101 outstanding and issued shares of common stock which we hold as treasury shares. No shares of preferred stock were issued or outstanding at December 31, 2005. The outstanding shares of our common stock are listed on the New York Stock Exchange. Computershare Trust Company, N.A. is the transfer agent and registrar for our common stock.
Common Stock

Voting Rights
      Each share of our common stock is entitled to one vote per share on each matter (other than the election of directors) voted upon by shareholders, subject to the rights of the holders of shares of preferred stock, if any, that may be outstanding.
      Except as may otherwise be required by our Articles of Incorporation, our Code of Regulations or Ohio law in respect of certain matters, the affirmative vote of at least a majority of the shares of common stock outstanding on the record date is required for any proposal to be adopted. Various matters, including the approval of certain transactions and certain amendments to the Articles of Incorporation or Code of Regulations, require the affirmative vote of the holder of two-thirds (2/3 ) of the shares of common stock outstanding.
      In voting for the election of directors, each share is entitled to one vote for each director to be elected. In the election of directors, the candidates for directorships to be filled receiving the most votes will be elected. Any holder of shares of common stock may request that voting for the election of directors be cumulative. In voting cumulatively, as a shareholder you may give any one candidate for director a number of votes equal to the number of directors to be elected multiplied by the number of shares you are entitled to vote, or you may distribute your votes on the same principle among two or more candidates as you desire.
      If any shares of a series of preferred stock are outstanding and if six quarterly dividends thereon have not been paid as provided by the terms of that outstanding series of preferred stock, then the holders of the preferred stock have the right to elect, as a class, two members of our board of directors, which rights continue until the dividend payment default is cured. In addition, the separate affirmative vote or consent of the holders of any outstanding preferred stock may be required to authorize certain corporate actions, including mergers and certain amendments to our Articles of Incorporation.

Dividend Rights
      The holders of shares of our common stock are entitled to receive dividends and other distributions if, as and when declared by our board of directors, out of funds legally available for that purpose. These rights are subject to any preferential rights and any sinking fund, redemption or repurchase rights of any outstanding shares of preferred stock. We are not permitted to pay dividends to holders of our common stock if we have not paid or provided for the dividends, if any, fixed with respect to any outstanding shares of preferred stock. In addition, under our restructured credit facilities we are prohibited from paying dividends on our common stock.

Liability for Calls and Assessments
      The outstanding shares of our common stock are validly issued, fully paid and non-assessable.

Preemptive Rights
      Holders of shares of our common stock do not have preemptive rights or conversion rights as to additional issuances of shares of our common stock or of securities convertible into, or entitling the holder to purchase, shares of our common stock.

Liquidation Rights
      If Goodyear is voluntarily or involuntarily liquidated, dissolved or wound up, the holders of our outstanding shares of common stock would be entitled to share in the distribution of all assets remaining after payment of all of our liabilities and after satisfaction of prior distribution rights and payment of any distributions owing to holders of any outstanding shares of preferred stock.

Other Information
      Holders of shares of our common stock have no conversion, redemption or call rights related to their shares. We may, pursuant to action authorized by our board of directors, offer to repurchase or otherwise reacquire shares of our common stock, but we may not redeem issued and outstanding shares.
Policy Regarding Shareholder Rights Plans
      Until recently, we had a shareholder rights plan that would have resulted in substantial dilution to a person or group that attempted to acquire us on terms not approved by our board of directors. Our board of directors terminated our shareholder rights plan effective as of June 1, 2004. The board of directors has also agreed to the following policy, which is set forth in our corporate governance guidelines, with respect to the future adoption of a rights plan:

•	if we ever were to adopt a rights plan, the board of directors would seek prior shareholder approval of the plan unless, due to timing constraints or other reasons, a committee consisting solely of independent directors determines that it would be in the best interests of shareholders to adopt a plan before obtaining shareholder approval; and

•	if a rights plan is adopted without prior shareholder approval, the plan must either be ratified by shareholders or must expire within one year.
Certain Provisions of Ohio Law and Goodyear’s Articles of Incorporation and Code of Regulations
      There are statutory provisions of Ohio law and provisions in our Articles of Incorporation and Code of Regulations that may have the effect of deterring hostile takeovers or delaying or preventing changes in control or changes in management of Goodyear, including transactions in which our shareholders might otherwise receive a premium over the then current market prices for their shares.

Articles and Code
      Our Articles of Incorporation and Code of Regulations contain various provisions that may have the effect, either alone or in combination with each other, of making more difficult or discouraging a business combination or an attempt to obtain control of Goodyear that is not approved by the board of directors. These provisions include:

•	the right of our board of directors to issue authorized and unissued shares of common stock without shareholder approval;

•	the right of our board of directors to issue shares of preferred stock in one or more series and to designate the number of shares of those series and certain terms, rights and preferences of those series, including redemption terms and prices and conversion rights, without shareholder approval; and

•	provisions prohibiting the removal of directors except upon the vote of holders of two-thirds of the combined voting power represented by the outstanding shares of common stock.

      In addition, our board of directors is currently divided into three classes such that at each annual meeting of shareholders directors of one class are elected, on a rotating basis, to serve for three year terms. However, at our Annual Meeting of shareholders on April 11, 2006, our shareholders adopted an amendment to our Code of Regulations requiring that all directors be subject to annual election, as a result of the amendment, beginning with our 2007 Annual Meeting of shareholders our Board will be declassified and all directors will be elected to one year terms.

Ohio Law Provisions
      Under Ohio law, any person who proposes to make a “control share acquisition” must provide written notice thereof to the target corporation and must obtain prior shareholder approval. A “control share acquisition” is the acquisition of shares in an “issuing public corporation” resulting in the person being able to exercise voting power in the election of directors of the issuing public corporation within any of three ranges: (i) one-fifth to one-third, (ii) one-third to one-half, and (iii) more than one-half of that voting power. We are an “issuing public corporation.” Assuming compliance with the notice and information filing requirements prescribed by the statute, the proposed control share acquisition may take place only if the acquisition is approved by a majority of the voting power of the target corporation and a majority of the voting power remaining after excluding the combined voting power of the intended acquirer, directors of the target corporation who are also employees and officers of the target corporation and persons that acquire specified amounts of shares after the public disclosure of the proposed control share acquisition.
      Further, Ohio law prohibits any person who owns 10% or more of an issuing public corporation’s stock from engaging in mergers, consolidations, majority share acquisitions, asset sales, loans and other specified transactions with the corporation for a three-year period after acquiring the 10% ownership, unless approval is first obtained from the corporation’s board of directors. After the three-year waiting period, the 10% shareholder can complete the transaction only if, among other things: (i) approval is received from two-thirds of all voting shares and from a majority of shares not held by the 10% shareholder or certain affiliated persons; or (ii) the transaction meets specified criteria designed to ensure fairness to all remaining shareholders. We are also an issuing public corporation under this statute.
      In addition, other provisions of Ohio law:

•	permit a corporation to recover profits realized under certain circumstances by persons who dispose of securities of a corporation within 18 months of proposing to acquire such corporation;

•	impose advance filing and notice requirements for tenders of more than 10% of certain Ohio corporations; and

•	provide that directors of a classified board may be removed only for cause.

Certain United States Federal Income Tax Consequences
      The following is a summary of certain of the material United States federal income tax consequences of the ownership and disposition of the notes and shares of common stock into which the notes are convertible (the “securities”). Unless otherwise stated, this summary deals only with U.S. holders who hold the notes and any shares of common stock into which the notes are converted as capital assets. This summary assumes that transfers of the notes and payments thereon will be made in accordance with the applicable indenture.
      As used herein, “U.S. holders” are any beneficial owners of the securities, that are, for United States federal income tax purposes, (i) citizens or residents of the United States, (ii) corporations created or organized in, or under the laws of, the United States, any state thereof or the District of Columbia, (iii) estates, the income of which is subject to United States federal income taxation regardless of its source, or (iv) trusts if (a) a court within the United States is able to exercise primary supervision over the administration of the trust and (b) one or more United States persons have the authority to control all substantial decisions of the trust. In addition, certain trusts in existence on August 20, 1996 and treated as a U.S. holder prior to such date may also be treated as U.S. holders. As used herein, “non-U.S. holders” are beneficial owners of the securities, other than partnerships, that are not U.S. holders. If a partnership (including for this purpose any entity treated as a partnership for United States federal income tax purposes) is a beneficial owner of the securities, the treatment of a partner in the partnership will generally depend upon the status of the partner and upon the activities of the partnership. Partnerships and partners in such partnerships should consult their tax advisors about the United States federal income tax consequences of owning and disposing of the securities.
      This summary does not describe all of the tax consequences that may be relevant to a holder in light of its particular circumstances. For example, it does not deal with special classes of holders such as banks, thrifts, real estate investment trusts, regulated investment companies, insurance companies, dealers and traders in securities or currencies, or tax-exempt investors. It also does not discuss securities held as part of a hedge, straddle, “synthetic security” or other integrated transaction. This summary does not address the tax consequences to (i) U.S. persons that have a functional currency other than the U.S. dollar, (ii) certain U.S. expatriates or (iii) shareholders, partners or beneficiaries of a holder of the securities. Further, it does not include any description of any estate, gift or alternative minimum tax consequences or the tax laws of any state or local government or of any foreign government that may be applicable to the securities.
      This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), the Treasury regulations promulgated thereunder and administrative and judicial interpretations thereof, all as of the date hereof, and all of which are subject to change or differing interpretations, possibly on a retroactive basis.
      You should consult with your own tax advisor regarding the federal, state, local and foreign income, franchise, personal property and any other tax consequences of the ownership and disposition of the securities.
Taxation of U.S. Holders

Characterization of the Notes
      As discussed in the offering memorandum related to the notes, our obligation to pay liquidated damages in the form of additional interest on the notes in the event of a default under the registration rights agreement potentially implicate Treasury regulations governing contingent payment debt instruments. The special mandatory accrual and other rules applicable to contingent payment debt instruments do not apply to debt instruments subject to contingencies that are either remote or incidental. At the time the notes were originally issued, we determined that the likelihood of payments of liquidated damages, as described above, was remote. As a result, we determined that the rules applicable to contingent payment debt instruments did not apply to the notes at the time of their original issuance.
      Because liquidated damages began to accrue on December 7, 2004, a determination had to be made whether as of that date the notes had become subject to the rules related to contingent payment debt instruments. We have determined that the contingency related to the possible payment of a premium upon conversion of the notes or the exercise of certain options remains a remote contingency. Moreover, we have determined that the contingency related to the payment of liquidated damages upon a registration default was an incidental contingency because, at the time liquidated damages began to accrue, we believed that, under all reasonably expected market conditions, the potential amount of liquidated damages due prior to our curing of the registration default was insignificant relative to the total expected amount of the remaining payments on the notes. Our determination that the contingency related to the payment of liquidated damages was an incidental contingency did not change during the time liquidated damages accrued.
      Our determination that the contingencies with respect to the notes are either remote or incidental is binding on all holders of notes (but not on the Internal Revenue Service) unless a holder explicitly discloses on a statement attached to the holder’s timely filed federal income tax return for the year that includes its acquisition of a note that its determination is different from ours. Unless specified otherwise, the remainder of this discussion assumes that our determination that the contingencies with respect to the notes are either remote or incidental is correct.

Interest
      Payments of interest on the notes (including liquidated damages resulting from a registration default) generally will be taxable as ordinary interest income at the time such payments are accrued or received (in accordance with the holder’s regular method of tax accounting).

Notes Purchased with Market Discount
      A holder will be considered to have purchased a note with “market discount” if the holder’s tax basis in the note immediately after purchase is less than the note’s stated redemption price at maturity. A note is not treated as having market discount if the amount of market discount is de minimis. For this purpose, the amount of market discount is de minimis if it is less than the product of 0.25 percent of the stated redemption price at maturity on the purchase date multiplied by the number of complete years to maturity remaining as of such date.
      If a note is treated as having market discount, any gain recognized upon the sale, redemption or other disposition of the note will generally be treated as ordinary income to the extent that such gain does not exceed the accrued market discount on the note that has not been previously included in income. Alternatively, a holder of a note may elect to include market discount in income currently over the life of the note. Such an election applies to all notes with market discount acquired by the electing holder on or after the first day of the first taxable year to which the election applies and may not be revoked without the consent of the Internal Revenue Service. Market discount accrues on a straight-line basis unless the holder elects to accrue such discount on a constant yield to maturity basis. This latter election is applicable only to the note with respect to which it is made and is irrevocable. A holder of a note that does not elect to include market discount in income currently generally will be required to defer deductions for interest on borrowings allocable to such note in an amount not exceeding the accrued market discount on such note until the maturity or disposition of such note.

Notes Purchased at a Premium
      A holder will be considered to have purchased a note at a premium if the holder’s tax basis in the note immediately after the purchase (which does not include any amount paid in respect of accrued interest on the note) is greater than the amount payable at maturity. For this purpose only, a holder’s basis in a note is reduced by an amount equal to the value of the option to convert the note into common stock; the value of this conversion option may be determined under any reasonable method. A holder may elect to treat such premium as “amortizable bond premium,” in which case the amount of interest required to be included in the holder’s income each year with respect to the note will be reduced by the amount of the amortizable bond premium allocable (generally under a constant yield method based on the holder’s yield to maturity) to such year with a corresponding decrease in the holder’s tax basis in the note. Any election to amortize bond premium is applicable to all notes (other than a tax-exempt note) held by the holder at the beginning of the first taxable year to which the election applies or thereafter acquired by the holder, and may not be revoked without the consent of the Internal Revenue Service.

Conversion of Notes
      A U.S. holder will generally not recognize income, gain or loss (except with respect to cash in lieu of a fractional share and shares attributable to accrued but unpaid interest not previously included in the income of the holder) upon the conversion of a note solely into common stock. A U.S. holder’s tax basis in the common stock received (other than common stock attributable to accrued but unpaid interest) will be the same as the U.S. holder’s tax basis in the note at the time of conversion (exclusive of any tax basis allocable to a fractional share). The holding period for any common stock received pursuant to a conversion of a note (including any fractional share treated as received but excluding common stock attributable to accrued but unpaid interest) will include the holding period for the note. If cash is received in lieu of a fractional share, the holder will be treated as having received the fractional share and as having immediately sold it for an amount equal to such cash. Accordingly, the receipt of cash in lieu of a fractional share will generally result in capital gain or loss, if any, measured by the difference between the cash received for the fractional share and the U.S. holder’s tax basis in the fractional share.
      If a U.S. holder converts a note and we deliver a combination of shares of common stock and cash, the tax treatment to the holder is uncertain. A holder may be required to recognize any gain (but not loss) realized, but only to the extent such gain does not exceed the amount of cash received (other than cash received in lieu of a fractional share or attributable to accrued but unpaid interest). In such case, a holder’s basis in the common stock received in the conversion (including any basis allocable to a fractional share but excluding shares of common stock attributable to accrued but unpaid interest) would be equal to such holder’s tax basis in the note, reduced by any cash received in the conversion (other than cash received in lieu of a fractional share or attributable to accrued but unpaid interest) and increased by the amount of any gain recognized on the conversion (other than gain with respect to a fractional share). Alternatively, the cash payment may be treated as proceeds from a sale of a portion of the note, as described below under “— Sale, Exchange or Redemption of Notes.” In such case, a holder’s tax basis in the note would be allocated pro rata between the common stock received and the portion of the note that is treated as sold for cash (including any fractional share treated as received but excluding any amounts attributable to accrued and unpaid interest). If cash is received in lieu of a fractional share, the holder will be treated as having received the fractional share and as having immediately sold it for an amount equal to such cash. Accordingly, the receipt of cash in lieu of a fractional share will generally result in capital gain or loss, if any, measured by the difference between the cash received for the fractional share and the U.S. holder’s tax basis in the fractional share. The holding period for any common stock received in a conversion (including any fractional share treated as received but excluding any common stock received that is attributable to accrued but unpaid interest) will include the holding period for the note. Holders should consult their tax advisors regarding the proper treatment to them of the receipt of a combination of cash and common stock upon a conversion of the notes.
      If a U.S. holder converts a note and we deliver solely cash in satisfaction of our obligation, such cash payment will generally be treated as received from a sale of the note by the U.S. holder as described below under “— Sale, Exchange or Redemption of Notes.”
      If a U.S. holder converts a note and the conversion agent directs the holder to surrender the note to a financial institution (as described in “Description of the Notes — Exchange in Lieu of Conversion”), any amounts paid by the financial institution will generally be treated as received from a sale of the note by the U.S. holder as described below under “— Sale, Exchange or Redemption of Notes.”
      The amount of cash and the fair market value of any common stock received by the holder that is attributable to accrued but unpaid interest not previously included in the income will be taxable to the holder as ordinary income. A holder’s tax basis in any such shares of common stock will equal such accrued interest and the holding period will begin on the day following the conversion.
      Any amount of market discount accrued on a note that has not been recognized as ordinary income prior to, or as a result of, the conversion of a note will carry over to the common stock received upon conversion. As a result, any gain on the sale or exchange of common stock received upon conversion will be treated as ordinary income, rather than capital gain, to the extent of such carried over accrued market discount.

Adjustment of Conversion Rate
      If at any time we make a distribution of property to shareholders that would be taxable as a dividend for United States federal income tax purposes (for example, distributions of evidences of indebtedness or assets, but generally not stock dividends or rights to subscribe for common stock) and the conversion rate of the notes is increased, such increase may be deemed to be the payment of a taxable dividend to a U.S. holder of the notes to the extent of our current and accumulated earnings and profits. If the conversion rate is increased at our discretion or in certain other circumstances, such increase also may be deemed to be the payment of a taxable dividend to the U.S. holder.

Sale, Exchange or Redemption of Notes
      Except as set forth under “— Conversion of Notes” above, a U.S. holder will generally recognize taxable gain or loss equal to the difference between the amount realized on the sale, exchange, redemption or other disposition of a note (except to the extent the amount realized is attributable to accrued unpaid interest not previously included in income, which will be taxable as ordinary interest income) and the holder’s tax basis in such note. A holder’s tax basis in the note generally will be the initial purchase price paid therefore, increased by any market discount previously included in income with respect to the note and reduced by any amortizable bond allocable to periods prior to the sale, exchange, redemption or other disposition.
      In the case of a holder other than a corporation, preferential tax rates may apply to gain recognized on the sale of a note if such holder’s holding period for such note exceeds one year. To the extent the amount realized is less than the holder’s tax basis, the holder will recognize a capital loss. Subject to certain limited exceptions, capital losses cannot be applied to offset ordinary income for United States federal income tax purposes.

Alternative Tax Treatment of the Notes
      If our determination that the contingencies with respect to the notes are remote and incidental is not correct, the notes will be subject to the regulations governing contingent payment debt instruments. Under the contingent payment debt instrument regulations, a U.S. holder, regardless of its method of tax accounting, would be required to accrue interest income on the notes on a constant yield basis at an assumed yield (the “comparable yield”). The comparable yield would be based on the yield at which we could have issued on November 7, 2004, a fixed rate, nonconvertible debt instrument with no contingent payments, but with terms otherwise similar to those of the notes. Accordingly, if the contingent payment debt instrument regulations were to apply to the notes, U.S. holders generally would be required to include in income an amount of interest in excess of the stated interest and liquidated damage payments on the notes.
      If the contingent payment debt instrument regulations were applicable to the notes, solely for purposes of determining the amount of interest income that a U.S. holder would be required to accrue we would be required to construct a “projected payment schedule” in respect of the notes representing a series of payments (including issuances of our common stock upon conversion) the amount and timing of which would produce a yield to maturity on the notes equal to the comparable yield. Based on the comparable yield and the issue price of the notes, a U.S. holder of a note (regardless if its tax accounting method) would be required to accrue as interest income the sum of the daily portions of interest on the notes for each day in the taxable year on which the U.S. holder holds the notes, adjusted upward or downward to reflect the difference, if any, between the actual and projected amount of any contingent payments on the notes (as set forth below). The issue price of the notes is the first price at which a substantial amount of the notes were originally sold to the public, excluding bond houses, brokers or similar persons acting in the capacity as underwriters, placement agents or wholesalers.
      If the contingent payment debt regulations were applicable to the notes, the daily portions of interest in respect of the notes would be determined by allocating to each day in an accrual period the ratable portion of interest on the notes that accrues in the accrual period. The amount of interest on a note that would accrue in an accrual period would be the product of the comparable yield (adjusted to reflect the length of the accrual period) and the adjusted issue price of the note. The adjusted issue price of a note at the beginning of the first accrual period will be its issue price and at the beginning of any accrual period thereafter would be equal to (x) the sum of the issue price of such note and any interest previously accrued thereon (disregarding any positive or negative adjustments, described below) minus (y) the amount of the non-contingent stated interest paid on the notes and the projected amount of contingent payments previously made on the notes for previous accrual periods.
      In addition to the interest accruals discussed above, if the contingent debt regulations were applicable to the notes, a U.S. holder would be required to recognize interest income equal to the amount of any excess of actual payments over projected payments (a “positive adjustment”) in respect of a note for a taxable year. For this purpose, the payments in a taxable year would include the fair market value of property (including our common stock issued upon conversion) received in that year. If a U.S. holder receives actual payments that are less than the projected payments in a taxable year, the holder would incur a “negative adjustment” equal to the amount of such difference. This negative adjustment would (i) first reduce the amount of interest in respect of the note that a U.S. holder would otherwise be required to include in the taxable year and (ii) to the extent of any excess, would give rise to an ordinary loss equal to that portion of such excess that does not exceed the excess of (A) the amount of all previous interest inclusions under the note over (B) the total amount of the holder’s net negative adjustments treated as ordinary losses in prior taxable years. A net negative adjustment is not subject to the two-percent floor limitation imposed on miscellaneous deductions under Section 67 of the Code. Any negative adjustment in excess of the amounts described in (i) and (ii) above would be carried forward to offset future interest income in respect of the notes or to reduce the amount realized on a sale, exchange, conversion or retirement of the notes.
      If the notes were subject to the contingent payment debt instrument regulations, if a U.S. holder’s basis in a note upon its acquisition is different than the note’s adjusted issue price at such time, such holder would be required to reasonably allocate such difference to daily portions of interest or projected payments over the remaining term of the note. If a U.S. holder’s basis is greater than the note’s adjusted issue price at the time of acquisition, the allocable portion of such difference would be treated as a negative adjustment in such period subject to the rules related to negative adjustments described above. If a U.S. holder’s basis is less than the note’s adjusted issue price at the time of acquisition, the allocable portion of such difference would be treated as a positive adjustment in such period subject to the rules related to positive adjustment described above.
      If the notes were subject to the contingent payment debt instrument regulations, the tax consequences of a sale, exchange or retirement of a note (other than a conversion) would be the same as had the contingent payment debt instrument regulations not applied to the notes except that any gain recognized would be treated as ordinary income rather than capital gains, and any loss would be treated as an ordinary loss to the extent of the excess of previous interest inclusions over the total negative adjustments previously taken into account as ordinary loss (and the balance of any loss would be a capital loss). In addition, if the notes were subject to the contingent payment debt instrument regulations, the conversion of a note would be a taxable event. The amount realized upon conversion would include the fair market value of our common stock received and any gain or loss would be recognized as described above in this paragraph. A U.S. holder’s basis in our common stock received upon conversion would equal the then current fair market value of such stock and the holder’s holding period would commence on the day immediately following the date of conversion.

Distributions on Common Stock
      The amount of any distribution we make in respect of the common stock will be equal to the amount of cash and the fair market value, on the date of distribution, of any property distributed. Generally, distributions will be treated as a dividend to the extent of our current or accumulated earnings and profits, then as a tax-free return of capital to the extent of a holder’s tax basis in the common stock and thereafter as gain from the sale or exchange of such common stock as described below. In general, a dividend distribution to a corporate holder will qualify for the dividends-received deduction. The dividends-received deduction is subject to certain holding period, taxable income, and other limitations.
      Dividends received by a non-corporate taxpayer during taxable years before 2009 will be taxed at a maximum rate of 15%, provided the taxpayer held the stock for more than 60 days during a specified period of time and certain other requirements are met. Dividends received by a non-corporate taxpayer for taxable years after 2008 will be subject to tax at ordinary income rates.

Sale or Exchange of Common Stock
      Upon the sale or exchange of common stock, a holder generally will recognize capital gain or loss equal to the difference between the amount realized on the sale or exchange and the holder’s tax basis in the common stock. However, a U.S. holder will recognize any gain as ordinary income upon the sale or exchange of common stock received upon conversion to the extent of any accrued market discount not previously recognized as ordinary income by such holder with respect to its notes. In the case of a holder other than a corporation, preferential tax rates may apply to such gain if the holder’s holding period for the common stock exceeds one year. Subject to certain limited exceptions, capital losses cannot be applied to offset ordinary income for United States federal income tax purposes.

Information Reporting and Backup Withholding Tax
      In general, information reporting requirements will apply to payments of principal and interest on the notes, payments of dividends on the common stock and payments of the proceeds of the sale of the notes or common stock. A backup withholding tax may apply to such payments if the holder fails to comply with certain identification requirements. Backup withholding is currently imposed at a rate of 28%. Any amounts withheld under the backup withholding rules from a payment to a holder will be allowed as a credit against such holder’s United States federal income tax and may entitle the holder to a refund, provided that the required information is furnished to the Internal Revenue Service. Certain taxpayers, including all corporations, are exempt from the information reporting and backup withholding rules.
Taxation of Non-U.S. Holders
      The rules governing United States federal income taxation of a non-U.S. holder of the securities are complex and no attempt will be made herein to provide more than a summary of such rules. Non-U.S. holders should consult with their own tax advisors to determine the effect of United States federal, state and local and foreign tax laws, as well as treaties, with regard to an investment in the securities, including any reporting requirements.

Interest Income
      Generally, interest income of a non-U.S. holder that is not effectively connected with a United States trade or business is subject to a withholding tax at a 30% rate (or, if applicable, a lower tax rate specified by a treaty). However, interest income earned on a note by a non-U.S. holder will qualify for the “portfolio interest” exemption and therefore will not be subject to United States federal income tax or withholding tax, provided that such interest income is not effectively connected with a United States trade or business of the non-U.S. holder and provided that (i) the non-U.S. holder does not actually or constructively own 10% of more of the total combined voting power of all classes of Goodyear stock entitled to vote; (ii) the non-U.S. holder is not a controlled foreign corporation that is related to us through stock ownership; (iii) the non-U.S. holder is not a bank which acquired the note in consideration for an extension of credit made pursuant to a loan agreement entered into in the ordinary course of business; and (iv) either (a) the non-U.S. holder certifies to the payor or the payor’s agent, under penalties of perjury, that it is not a United States person and provides its name, address, and certain other information on a properly executed Internal Revenue Service Form W-8BEN or a suitable substitute form or (b) a securities clearing organization, bank or other financial institution that holds customer securities in the ordinary course of its trade or business and holds the notes in such capacity, certifies to the payor or the payor’s agent, under penalties of perjury, that such a statement has been received from the beneficial owner by it or by a financial institution between it and the beneficial owner, and furnishes the payor or the payor’s agent with a copy thereof. The applicable Treasury regulations also provide alternative methods for satisfying the certification requirements of clause (iv), above. If a non-U.S. holder holds the note through certain foreign intermediaries or partnerships, such holder and the foreign intermediary or partnership may be required to satisfy certification requirements under applicable Treasury regulations.
      Except to the extent that an applicable income tax treaty otherwise provides, a non-U.S. holder generally will be taxed with respect to interest in the same manner as a U.S. holder if the interest is effectively connected with a United States trade or business of the non-U.S. holder. Effectively connected interest income received or accrued by a corporate non-U.S. holder may also, under certain circumstances, be subject to an additional “branch profits” tax at a 30% rate (or, if applicable, at a lower tax rate specified by a treaty). Even though such effectively connected income is subject to income tax, and may be subject to the branch profits tax, it is not subject to withholding tax if the non-U.S. holder delivers a properly executed Internal Revenue Service Form W-8ECI (or successor form) to the payor or the payor’s agent.

Conversion of Notes
      In general, a non-U.S. holder will not recognize gain upon conversion of a note to the extent such holder receives common stock (except with respect to shares attributable to accrued but unpaid interest not previously included in the income of the holder, which would be subject to the rules described under “— Interest Income” above). To the extent a non-U.S. holder receives cash upon conversion of a note (except with respect to cash attributable to accrued but unpaid interest not previously included in the income of the holder, which would be subject to the rules described under “— Interest Income” above), such cash may give rise to gain that would be subject to the rules described under “— Sale, Exchange or Redemption of Notes; Sale or Exchange of Common Stock” below. If a non-U.S. holder converts a note and the conversion agent directs the holder to surrender the note to a financial institution (as described in “Description of the Notes — Exchange in Lieu of Conversion”), any amounts paid by the financial institution will generally be treated as received from a sale of the note by the non-U.S. holder as described under “— Sale, Exchange or Redemption of Notes; Sale or Exchange of Common Stock” below.
      If the notes were subject to the regulations applicable to contingent payment debt instruments, any gain realized upon a sale, exchange, retirement or conversion of a note would be treated as interest income subject to the same rules as described under “— Interest Income” above.

Adjustment of Conversion Rate
      Certain adjustments in the conversion rate of the notes may be treated as a taxable dividend to a non-U.S. holder. See “— Taxation of U.S. Holders — Adjustment of Conversion Rate” above and “— Dividends” below.

Dividends
      Distributions we make with respect to the common stock that are treated as dividends paid, as described above under “— Taxation of U.S. Holders — Distributions on Common Stock,” to a non-U.S. holder (excluding dividends that are effectively connected with the conduct of a United States trade or business by such holder and are taxable as described below) will be subject to United States federal withholding tax at a 30% rate (or a lower rate provided under an applicable income tax treaty). Except to the extent that an applicable income tax treaty otherwise provides, a non-U.S. holder will be taxed in the same manner as a U.S. holder on dividends paid (or deemed paid) that are effectively connected with the conduct of a United States trade or business by the non-U.S. holder. If such non-U.S. holder is a foreign corporation, it may also be subject to a United States branch profits tax on such effectively connected income at a 30% rate (or such lower rate as may be specified by an applicable income tax treaty). Even though such effectively connected dividends are subject to income tax and may be subject to the branch profits tax, they will not be subject to United States federal withholding tax if the holder delivers a properly executed Internal Revenue Service Form W-8ECI (or successor form) to the payor or the payor’s agent.

Sale, Exchange or Redemption of Notes; Sale or Exchange of Common Stock
      Except as set forth under “— Conversion of Notes” above, a non-U.S. holder generally will be subject to United States federal income tax on any gain realized on the sale, exchange, redemption or other disposition of a note or the sale or exchange of common stock if (i) the gain is effectively connected with a United States trade or business of the non-U.S. holder, (ii) in the case of a non-U.S. holder who is an individual, such holder is present in the United States for a period or periods aggregating 183 days or more during the taxable year of the disposition, and either (a) such holder has a “tax home” in the United States or (b) the disposition is attributable to an office or other fixed place of business maintained by such holder in the United States, or (iii) in the event that we are or have been characterized as a United States real property holding corporation for U.S. federal income tax purposes. Goodyear believes that it is not and, within the past five years, has not been a “U.S. real property holding corporation” for U.S. federal income tax purposes.
      Except to the extent that an applicable income tax treaty otherwise provides, (1) if an individual non-U.S. holder falls under clause (i) above, such individual generally will be taxed on the net gain derived from a sale in the same manner as a U.S. holder and (2) if an individual non-U.S. holder falls under clause (ii) above, such individual generally will be subject to a 30% tax on the capital gain derived from a sale, which may be offset by certain United States-related capital losses (notwithstanding the fact that such individual is not considered a resident of the United States). Individual non-U.S. holders who have spent (or expect to spend) 183 days or more in the United States in the taxable year in which they contemplate a disposition of notes or common stock are urged to consult their tax advisors as to the tax consequences of such sale. If a non-U.S. holder that is a foreign corporation falls under clause (i), it generally will be taxed on the net gain derived from a sale in the same manner as a U.S. holder and, in addition, may be subject to the branch profits tax on such effectively connected income at a 30% rate (or such lower rate as may be specified by an applicable income tax treaty).

Information Reporting and Backup Withholding Tax
      United States backup withholding tax will not apply to payments on the notes or payments of dividends on the common stock to a non-U.S. holder if the requirements described in clause (iv) of “— Interest Income” above are satisfied with respect to the holder unless the payor has actual knowledge or reason to know that the holder is a United States person. Information reporting requirements may apply with respect to interest payments on the notes and dividend payments on the common stock, in which event the amount of interest or dividends paid and tax withheld (if any) with respect to each non-U.S. holder will be reported annually to the Internal Revenue Service.
      Information reporting requirements and backup withholding tax will not apply to any payment of the proceeds of the sale of notes or common stock effected outside the United States by a foreign office of a “broker” as defined in applicable Treasury regulations (absent actual knowledge or reason to know that the payee is a United States person), unless such broker (i) is a United States person as defined in the Code, (ii) is a foreign person that derives 50% or more of its gross income for certain periods from the conduct of a trade or business in the United States, (iii) is a controlled foreign corporation for United States federal income tax purposes or (iv) is a foreign partnership with certain U.S. connections. Payment of the proceeds of any such sale effected outside the United States by a foreign office of any broker that is described in the preceding sentence may be subject to information reporting unless such broker has documentary evidence in its records that the beneficial owner is a non-U.S. holder and certain other conditions are met, or the beneficial owner otherwise establishes an exemption. Payment of the proceeds of any such sale to or through the United States office of a broker is subject to information reporting and backup withholding requirements unless the beneficial owner satisfies the requirements described in clause (iv) of “— Interest Income” above or otherwise establishes an exemption.
      The United States federal income tax discussion set forth above is included for general information only and may not be applicable depending upon a holder’s particular situation. Holders should consult their tax advisors with respect to the tax consequences to them of the ownership and disposition of the securities, including the tax consequences under state, local, foreign and other tax laws and the possible effects of changes in United States federal or other tax laws.

Benefit Plan Considerations
      If you intend to use the assets of any employee benefit plan, as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”); any plan described in Section 4975(e)(1) of the Code; any plan, individual retirement account, or other arrangement that is subject to provisions of any federal, state, local, foreign, or other law, rule, or regulation that is similar to provisions of ERISA and the Code (“Similar Laws”); or any entity whose underlying assets include plan assets by reason of a plan’s investment in such entity (each of the foregoing is hereafter referred to as a “Plan”), directly or indirectly to purchase any of the notes offered for sale in connection with this prospectus, you should consult with counsel on the potential consequences of your investment under the fiduciary responsibility provisions of ERISA, the prohibited transaction provisions of ERISA and the Code and the provisions of any Similar Laws.
      The following summary relates to Plans that are subject to ERISA and/or the Code (“ERISA Plans”) and is based on the provisions of ERISA and the Code and related guidance in effect as of the date of this prospectus. This summary is general in nature and is not intended as a complete summary of these considerations. Future legislation, court decisions, administrative regulations or other guidance might change the requirements summarized in this section. Any of these changes could be made retroactively and could apply to transactions entered into before the change is enacted. In addition, benefit plans that are not subject to ERISA or the Code might be subject to comparable requirements under applicable Similar Laws.
Fiduciary Responsibilities
      ERISA imposes requirements on ERISA Plans and fiduciaries of ERISA Plans. Under ERISA, fiduciaries generally include persons who exercise authority or control over ERISA Plan assets, or who render investment advice with respect to an ERISA Plan for compensation. Before investing any ERISA Plan assets in any note offered in connection with this prospectus, you should determine whether the investment:

1. is permitted under the plan document and other instruments governing the ERISA Plan; and

2. is appropriate for the ERISA Plan in view of its overall investment policy and the composition and diversification of its portfolio, taking into account the limited liquidity of the notes.
      You should consider all factors and circumstances of a particular investment in the notes, including, for example, the risk factors discussed in “Risk Factors” and the fact that in the future there may not be a market in which you will be able to sell or otherwise dispose of your interest in the notes.
      We are not making any representation that the sale of any notes to an ERISA Plan meets the fiduciary requirements for investment by ERISA Plans generally or any particular ERISA Plan or that such an investment is appropriate for ERISA Plans generally or any particular ERISA Plan. We are not providing investment advice to any ERISA Plan, through this prospectus or otherwise, in connection with the sale of the notes.
Foreign Indicia of Ownership
      ERISA also prohibits ERISA Plan fiduciaries from maintaining the indicia of ownership of any ERISA Plan assets outside the jurisdiction of the United States district courts except in specified cases. Before investing in any note offered for sale in connection with this prospectus, you should consider whether the acquisition, holding or disposition of a note would satisfy such indicia of ownership rules.
Prohibited Transactions
      ERISA and the Code prohibit a wide range of transactions involving ERISA Plans, on the one hand, and persons who have specified relationships to such ERISA Plans, on the other. These persons are called “parties in interest” under ERISA and “disqualified persons” under the Code. The transactions prohibited by ERISA and the Code are called “prohibited transactions.” If you are a party in interest or disqualified person who engages in a prohibited transaction, or a fiduciary who causes an ERISA Plan to engage in a prohibited transaction, you may be subject to excise taxes and other penalties and liabilities under ERISA and/or the Code. As a result, if you are considering using ERISA Plan assets directly or indirectly to invest in any of the notes offered for sale in connection with this prospectus, you should consider whether the investment might be a prohibited transaction under ERISA and/or the Code.

      Prohibited transactions may arise, for example, if the notes are acquired by an ERISA Plan with respect to which we, the initial purchasers and/or any of our or their respective affiliates, are parties in interest or disqualified persons. Exemptions from the prohibited transaction provisions of ERISA and the Code may apply, depending in part on the type of plan fiduciary making the decision to acquire a note and the circumstances under which such decision is made. These exemptions include:

1. Prohibited transaction class exemption (“PTCE”) 75-1 (relating to specified transactions involving employee benefit plans and broker-dealers, reporting dealers, and banks);

2. PTCE 84-14 (relating to specified transactions directed by independent qualified professional asset managers);

3. PTCE 90-1 (relating to specified transactions involving insurance company pooled separate accounts);

4. PTCE 91-38 (relating to specified transactions by bank collective investment funds);

5. PTCE 95-60 (relating to specified transactions involving insurance company general accounts); and

6. PTCE 96-23 (relating to specified transactions directed by in-house asset managers).
      These exemptions do not, however, provide relief from the provisions of ERISA and the Code that prohibit self-dealing and conflicts of interest by plan fiduciaries. In addition, there is no assurance that any of these class exemptions or any other exemption will be available with respect to any particular transaction involving the notes.
Treatment of Insurance Company Assets as Plan Assets
      Based on the reasoning of the United States Supreme Court in John Hancock Mutual Life Insurance Co. v. Harris Trust and Savings Bank, 510 U.S. 86 (1993), assets in the general account of an insurance company might be deemed to be ERISA Plan assets under certain circumstances. If general account assets are deemed to be ERISA Plan assets, an insurance company’s purchase of the notes with assets of its general account might be subject to ERISA’s fiduciary responsibility provisions or might give rise to prohibited transactions under ERISA and the Code. Insurance companies that intend to use assets of their general accounts to purchase the notes should consider the potential effects of Section 401(c) of ERISA, PTCE 95-60, and Department of Labor Regulations Section 2550.401c-1 on their purchase.
Representations and Warranties
      If you acquire or accept a note (or any interest therein) offered in connection with this prospectus, you will be deemed to have represented and warranted that either:

1. you have not used the assets directly or indirectly of any Plan to acquire such note; or

2. your acquisition and holding of such note (A) is exempt from the prohibited transaction restrictions of ERISA and the Code under one or more prohibited transaction class exemptions or does not constitute a prohibited transaction under ERISA and the Code, (B) meets the applicable fiduciary requirements of ERISA, and (C) does not violate any applicable Similar Law.
      Any subsequent purchaser of such note will be required to make the same representations concerning the use of Plan assets to purchase the note.
Legal Matters
      The validity of the notes offered hereby has been passed upon for us by Covington & Burling, New York, New York. C. Thomas Harvie, our general counsel, has passed upon the validity of the shares of common stock issuable upon conversion of the notes. Mr. Harvie is paid a salary and a bonus by us, is a participant in our Performance Recognition Plan and Executive Performance Plan, and owns and has options to purchase shares of our common stock. See “Executive Compensation” in our Annual Report on Form 10-K for the year ended December 31, 2005.

Experts
      The financial statements as of December 31, 2005 and 2004 and for each of the three years in the period ended December 31, 2005 and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) as of December 31, 2005 incorporated in this prospectus by reference to our Annual Report on Form 10-K for the year ended December 31, 2005, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in accounting and auditing.

Where You Can Find More Information;
Documents Incorporated By Reference
      We have filed with the SEC a registration statement on Form S-3 under the Securities Act, to register the notes or shares of common stock issued upon conversion of the notes offered by this prospectus. This prospectus does not contain all of the information included in the registration statement and the exhibits and the schedules to the registration statement. We strongly encourage you to read carefully the registration statement and the exhibits and the schedules to the registration statement.
      Any statement made in this prospectus concerning the contents of any contract, agreement or other document is only a summary of the actual contract, agreement or other document. If we have filed any contract, agreement or other document as an exhibit to the registration statement, you should read the exhibit for a more complete understanding of the document or matter involved. Each statement regarding a contract, agreement or other document is qualified in its entirety by reference to the actual document.
      We file and furnish annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any documents we file at the SEC’s public reference room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 1-888-SEC-0330 for further information on the public reference room. Our SEC filings are also available to the public from the SEC’s web site at www.sec.gov or through our web site at www.goodyear.com.
      The SEC allows us to “incorporate by reference” into this prospectus information included in documents we file with them, which means we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered a part of this prospectus.
      We incorporate by reference the documents listed below, to the extent they have been filed with the SEC:

•	Our Annual Report on Form 10-K for the year ended December 31, 2005;

•	Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2006;

•	Our Current Reports on Form 8-K filed February 27, 2006, March 29, 2006, April 4, 2006 (two filings), April 5, 2006, and April 11, 2006; and

•	Our Registration Statement on Form 10 describing our common stock and all amendments and reports filed for the purpose of updating such description.
      We also incorporate by reference all documents to the extent they have been filed with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 (1) after the date of this prospectus and (2) until this offering has been completed. Information in this prospectus supersedes related information in the documents listed above, and information in subsequently filed documents supersedes related information in both this prospectus and the incorporated documents.
      You may request a copy of these filings, at no cost to you, by writing to us at the following address or calling us at the telephone number below:
Investor Relations
The Goodyear Tire & Rubber Company
1144 East Market Street
Akron, Ohio 44316-0001
Telephone number: 330-796-3751

The Goodyear Tire & Rubber Company
$278,743,000 4.00% CONVERTIBLE SENIOR NOTES DUE 2034

PROSPECTUS

May 4, 2006